                                              FILED PURSUANT TO RULE 424(b)(1)
                                                REGISTRATION NO. 333-72693
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PROSPECTUS
MAY 20, 1999
                          [DAVID'S BRIDAL, INC. LOGO]

                        8,000,000 SHARES OF COMMON STOCK
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         DAVID'S BRIDAL, INC.:

         - We are the largest retailer of bridal gowns and bridal-related apparel in the United States.

         - David's Bridal, Inc.
           44 West Lancaster Avenue, Suite 250
           Ardmore, PA 19003
           (610) 896-2111

         SYMBOL AND MARKET:

         - DABR/NASDAQ NATIONAL MARKET
THE OFFERING:
- We are offering 1,613,000 of the shares and existing shareholders are offering 6,387,000 of the shares.
- The underwriters have an option to purchase an additional 322,581 shares from us and 877,419 shares from the selling shareholders to cover over-allotments.
- This is our initial public offering, and no public market currently exists for our shares.
- We plan to use the proceeds from this offering to repay bank debt, to fund new store growth, for capital expenditures and for general corporate purposes. We will not receive any proceeds from the shares sold by the selling shareholders.

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                                                          Per
                                                         Share        Total
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
Public offering price:                                   $13.00    $104,000,000
Underwriting fees:                                       $ 0.88    $  7,020,000
Proceeds to David's Bridal:                              $12.12    $ 19,553,592
Proceeds to selling shareholders:                        $12.12    $ 77,426,408
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

    THIS INVESTMENT INVOLVES RISK.   SEE "RISK FACTORS" BEGINNING ON PAGE 8.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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DONALDSON, LUFKIN & JENRETTE                              LEGG MASON WOOD WALKER
                                                          INCORPORATED

             The undersigned is facilitating Internet distribution.

                                 DLJdirect INC.

                               TABLE OF CONTENTS

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                                      PAGE
    Prospectus Summary..............     3
    Risk Factors....................     8
    Forward-Looking Statements......    14
    Use of Proceeds.................    15
    Dividend Policy.................    15
    Capitalization..................    16
    Dilution........................    17
    Selected Consolidated Historical
      Financial and Operating
      Data..........................    19
    Management's Discussion and
      Analysis of Financial
      Conditions and Results of
      Operations....................    21
    Business........................    30
    Management......................    40

                                      PAGE
    Certain Relationships and
      Related Transactions..........    46
    Principal and Selling
      Shareholders..................    47
    Description of Capital Stock....    50
    Shares Eligible for Future
      Sale..........................    52
    Underwriting....................    54
    Legal Matters...................    57
    Experts.........................    57
    Available Information...........    57
    Reports to Security Holders.....    57
    Index to Consolidated Financial
      Statements....................   F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                                 DAVID'S BRIDAL

OVERVIEW

     We are a leading retailer of bridal gowns and bridal-related apparel and accessories in the United States. We believe that we are the largest bridal retailer in terms of sales, operating 86 stores in 32 states as of May 13, 1999. We have created a distinctive shopping experience designed to attract a majority of potential bridal customers. We provide our customers with excellent value by offering a broad, in-stock assortment of bridal gowns and bridal-related apparel at popular prices, together with service designed to exceed customers' expectations.

     Our broad in-stock assortments enable us to offer the convenience of one-stop shopping for the bridal party, including brides, bridesmaids, mothers-of-the-bride and -groom and flower girls. We also offer a variety of special occasion dresses and accessories for events such as proms, pageants, homecomings and other formal affairs. We believe that the breadth and depth of our in-stock assortments in our primary bridal and bridal-related products far exceeds those of other bridal retailers. This belief is based upon our knowledge of the bridal business derived from discussions with manufacturers, our principal suppliers and customers. Our in-house staff coordinates the design and, through a Hong Kong-based joint venture, procures virtually all of our bridal gowns. This results in lower product costs and a shorter time period between order and delivery than we have experienced in the past and allows us to frequently update our product assortment. Our merchandising strategy is to target customers across a wide range of income levels and offer apparel of excellent value at everyday prices typically ranging from $99 to $899. We recognize that the bridal customer expects a higher level of customer service than the typical retail customer. We seek to exceed our customers' expectations for service by providing attentive and knowledgeable sales assistance, convenient store design and extended hours of operation relative to other bridal retailers.

     In mid-1995, we commenced key initiatives which we continue to build upon to increase profitability and support controlled growth. While the immediate effect was decreased profitability in fiscal 1996, we believe that these measures have facilitated controlled growth and enhanced profitability in fiscal 1997 and fiscal 1998. We have achieved comparable store sales growth of 13.2% in fiscal 1997, 18.8% in fiscal 1998 and 26.5% in the first quarter of fiscal 1999. In addition, our total revenues increased by 36.7% in fiscal 1997, 44.7% in fiscal 1998 and 51.1% in the first quarter of fiscal 1999, and our operating margin increased from 5.5% in fiscal 1997 to 7.9% in fiscal 1998 and from 13.1% in the first quarter of fiscal 1998 to 13.5% in the first quarter of fiscal 1999.

INDUSTRY OVERVIEW

     We believe the bridal market is highly fragmented, with approximately 7,500 stores nationwide and estimate that less than five percent of bridal retailers operate more than one store. We estimate the domestic market for the various apparel and accessories purchased by brides, bridesmaids and other members of the bridal party to be in excess of $4 billion per year. Historically, no retailer has been dominant in the bridal retailing industry.

     Most bridal retailers are small and do not have significant bargaining power with the manufacturers of bridal apparel. As a result, the manufacturers dictate the styles that will be available to the retailers and require retailers to make a significant investment in samples of those styles during each selling season. Typically, bridal apparel retailers offer a limited selection of bridal gowns and bridesmaid dresses and provide samples in only the most common sizes, 8 and 10. In general, customers are not able to purchase bridal gowns or bridesmaid dresses off-the-rack. The majority of bridal gown purchases are made by placing a substantial deposit to order the gown, waiting up to 20 weeks for delivery, and tailoring the fit of the gown through multiple fittings and alterations. These factors can make the bridal shopping experience time consuming, inconvenient and stressful.

KEY COMPETITIVE STRENGTHS

     Largest Bridal Apparel Retailer. Our size enables us to spread fixed operating and marketing expenses over a larger revenue base, advertise nationally, and offer one-stop shopping to the bridal party.

     Unique Merchandising Strategy. Our merchandising strategy is to offer the broadest in-stock selection of bridal-related apparel in sizes 2 through 26, and special occasion dresses, headpieces, shoes, handbags and accessories to outfit the entire bridal party. This enables our customers to try on, purchase and take their gowns home on the same day.

     Control of Product Design, Procurement and Distribution. We control the production process for a majority of our products from design through distribution. Our in-house design staff and direct relationships with manufacturers result in lower product costs, shorter time periods between order and delivery and a continuous flow of updated merchandise to our stores throughout the year.

     Superior Customer Service. Our objective is to exceed our customers' expectations for service. Purchasing a wedding gown is an emotional experience, and we devote significant effort to developing an attentive and knowledgeable sales staff.

GROWTH STRATEGY

     We believe we are well positioned to capitalize on growth opportunities and can achieve profitable and controlled growth through opening new stores and increasing sales productivity of existing stores. We plan to continue to diversify geographically throughout the United States by opening 22 stores in new and existing markets in fiscal 1999 and 22-25 stores in fiscal 2000. We also seek to increase the sales productivity of existing stores by using our multi-media marketing strategy to promote David's Bridal as the dominant national brand name in bridal retailing. In addition, we strive to create a favorable experience for the bride to encourage referrals to additional members of the bridal party and other brides-to-be and, as a result, increase sales.

RISK FACTORS

     Our business will be adversely affected if, among other things, we do not effectively manage our growth, offer products that are accepted by our customers, and obtain sufficient quantities of merchandise on a cost-effective basis. There is strong competition in our industry. We compete with local bridal stores, regional chains and bridal warehouses on the basis of reputation, service and price. We also compete with department stores that may have greater financial and other resources than we do. These and other risks are addressed under the caption "Risk Factors" beginning on page 8 of this prospectus.

                                  THE OFFERING

Common stock offered by:
     David's Bridal.......................  1,613,000 shares
     The selling shareholders.............  6,387,000 shares
                                            -----------------
          Total...........................  8,000,000 shares
Common stock to be outstanding after this
  offering................................  19,041,827 shares
Nasdaq National Market Symbol.............  DABR

------------------------

     The table above includes 145,162 shares to be sold in the offering, which are to be issued immediately prior to completion of the offering in connection with the exercise of stock options. The table above excludes an aggregate of 1,256,388 shares issuable upon exercise of stock options outstanding at April 3, 1999, plus an additional 1,048,450 shares reserved for issuance in connection with future stock options and other awards under our stock option plan. See "Management--Stock Option Plan".
                            ------------------------

     We are a successor to a bridal retailing business that began in Ft. Lauderdale, Florida in 1950 and were incorporated in Florida in 1990. Our principal executive offices are located at 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Our telephone number is (610) 896-2111. Our world wide web address is http:/www.davidsbridal.com. OUR WEB SITE IS NOT PART OF THIS PROSPECTUS.
                            ------------------------

     Generally, the information in this prospectus:

     - assumes that the over-allotment option is not exercised

     - gives effect to a 1.473 for 1 common stock split that occurred on April 23, 1999 for all periods

     - unless otherwise noted, reflects the conversion of all outstanding shares of class A, B, C and D preferred stock into an aggregate of 7,543,817 shares of common stock at the closing of this offering

     - gives effect to an increase in the number of shares reserved for issuance under our stock option plan by 977,000 shares to a total of 2,450,000 shares, that occurred on April 16, 1999

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND
                             NUMBER OF STORES DATA)

     Our fiscal year consists of 52 or 53 weeks, ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. All fiscal years presented include 52 weeks of operations except for fiscal 1996, which includes 53 weeks of operations.

     You should read the following summary consolidated financial and operating data together with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus.

     In addition, when reading this summary, you should be aware that:

     - diluted earnings per share assumes that preferred stock has been converted at historical conversion rates

     - comparable store sales include net sales plus alterations income

     - stores that have been relocated within the same market are considered comparable stores and stores become comparable in the first month following 12 full months of operation

     - average net sales per square foot includes net sales plus alterations income for stores open for the entire period indicated

     - net sales per square foot is calculated by dividing net sales plus alterations income by the total square footage of stores open for the entire period indicated

     - pro forma, as adjusted, balance sheet data gives effect to the exercise of stock options to purchase 145,162 shares of common stock and the sale of the shares offered by us at the initial public offering price of $13.00 less applicable discounts, commissions and expenses, and the repayment of bank debt with a portion of these proceeds

                                                                                          THIRTEEN WEEKS
                                                                                               ENDED
                                                       FISCAL YEAR                      -------------------
                                     ------------------------------------------------   APRIL 4,   APRIL 3,
                                      1994      1995      1996      1997       1998       1998       1999
STATEMENT OF OPERATIONS DATA:
  Net sales........................  $27,523   $45,453   $62,836   $85,381   $123,540   $35,628    $54,087
  Other income, primarily
     alterations and third party
     promotional fees..............    1,331     2,634     4,188     6,228      9,062     1,969      2,717
     Total revenues................   28,854    48,087    67,024    91,609    132,602    37,597     56,804
  Gross profit, net of buying,
     distribution and occupancy
     costs.........................   14,258    21,569    26,287    38,727     57,991    17,461     27,835
  Selling, general and
     administrative expenses.......   11,930    19,114    26,424    33,702     47,571    12,532     20,191
  Income (loss) from operations....    2,328     2,455      (137)    5,025     10,420     4,929      7,644
  Interest expense, net............      491       467       586     1,249      1,087       309        272
  Net income (loss)(a).............    1,107       700      (515)    2,480      5,755     2,823      4,570
  Net income (loss) per common
     share (a):
     Basic.........................  $  0.08   $  0.06   $ (0.05)  $  0.25   $   0.59   $  0.29    $  0.47
     Diluted.......................  $  0.08   $  0.04   $ (0.05)  $  0.14   $   0.31   $  0.15    $  0.25
  Weighted average shares
     outstanding:
     Basic.........................   13,743    12,153    10,207     9,849      9,751     9,784      9,740
     Diluted.......................   14,702    16,791    10,207    17,472     18,375    18,359     18,614
  Pro forma basic earnings per
     common share(b)...............                                          $   0.33              $  0.26
  Pro forma basic weighted average
     shares outstanding(b).........                                            17,295               17,284

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

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
                                                                                          THIRTEEN WEEKS
                                                                                               ENDED
                                                       FISCAL YEAR                      -------------------
                                     ------------------------------------------------   APRIL 4,   APRIL 3,
                                      1994      1995      1996      1997       1998       1998       1999
STORE DATA:
  Number of stores, end of
     period........................       23        36        48        59         77        63         81
  Total square feet, end of
     period........................      200       328       455       569        766       619        812
  Comparable store sales
     increase......................     20.9%     11.3%      0.5%     13.2%      18.8%     25.3%      26.5%
  Average net sales per store......  $ 1,816   $ 1,769   $ 1,672   $ 1,803    $ 2,023    $  613    $   723
  Net sales per square foot........  $   193   $   204   $   184   $   190    $   207    $   63    $    73
OPERATING DATA:
  Gross profit margin, net of
     buying, distribution and
     occupancy costs...............     49.4%     44.9%     39.2%     42.3%      43.7%     46.4%      49.0%
  Selling, general and
     administrative expense
     percentage....................     41.3%     39.8%     39.4%     36.8%      35.8%     33.3%      35.5%
  Operating income (loss) margin...      8.1%      5.1%     (0.2)%     5.5%       7.9%     13.1%      13.5%
  Capital expenditures.............  $ 1,109   $ 5,029   $ 4,931   $ 7,470    $ 8,105    $2,121    $ 3,361
  Depreciation and amortization,
     excluding amortization of debt
     discount and debt issuance
     costs.........................  $   284   $   632   $ 1,393   $ 2,022    $ 2,896    $  645    $   887

                                                                  APRIL 3, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                                             AS
                                                              ACTUAL      ADJUSTED
BALANCE SHEET DATA:
  Inventories...............................................  $35,339      $35,339
  Working capital...........................................   18,545       31,674
  Total assets..............................................   68,242       79,805
  Long-term debt and capital lease obligations, excluding
     current portion........................................    9,974        3,199
  Shareholders' equity......................................   31,808       50,775

-----------------------------

(a) Fiscal 1995 reflects a net loss of $550 from early extinguishment of debt, net of income tax benefit of $323. Net income before extraordinary item for fiscal year 1995 was $0.10 per common share (basic) and $0.07 per common share (diluted).

(b) Reflects the conversion of all outstanding shares of class A, B, C and D preferred stock into an aggregate of 7,543,817 shares of common stock upon the consummation of this offering.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

RISKS RELATING TO OUR BUSINESS:

  IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE OUR GROWTH, OUR PROFITABILITY WILL BE MATERIALLY ADVERSELY AFFECTED

     Our strategy is designed to enhance profitability by increasing sales in existing stores and generating sales in new stores. However, we must successfully manage our growth to realize this strategy. Our growth will be adversely affected if we are unable to:

     - identify suitable markets and sites for new stores

     - negotiate leases on acceptable terms

     - maintain levels of service that are expected by customers

     - provide a diverse inventory of bridal gowns and flower girl, bridesmaid, mothers-of-the-bride and -groom and other special occasion dresses, accessories and other product offerings in attractive styles

     - avoid reducing sales and profitability at existing stores when opening new stores in the same region or market area

     - offer prices that appeal to a broad range of consumers

     - manage inventory on an effective basis

     - deliver products on a timely basis

     - test new product offerings on an effective basis

     - hire, train and retain competent managers and personnel capable of providing high levels of customer service

     - improve, upgrade and expand our infrastructure to accommodate our growth

     - expand our distribution facility or add additional distribution facilities, as necessary

     Our profitability will be materially adversely affected if we are unable to successfully manage our growth.

  IF OUR MANAGEMENT INFORMATION SYSTEMS ARE DISRUPTED OR WE ARE NOT ABLE TO EFFECTIVELY UPGRADE AND EXPAND OUR MANAGEMENT INFORMATION SYSTEMS, OUR PROFITABILITY, BUSINESS OPERATIONS AND EXPANSION WILL BE ADVERSELY AFFECTED

     We depend on management information systems for all major aspects of our business. We will be materially adversely affected if our management information systems are disrupted or we are unable to improve, upgrade and expand our systems on an effective basis. Our expansion strategy may be adversely affected if we are not able to successfully expand our current hardware and network infrastructure, including the development of a communications infrastructure and the creation of data warehouses for store, marketing and customer information to improve controls and enhance sales and operational capabilities. We cannot assure you that our planned expansion or upgrades will be completed on a timely basis and successfully. See "Business--Management Information Systems."

  IF WE ARE NOT ABLE TO ANTICIPATE AND RESPOND TO CONSUMER DEMAND, WE WILL BE COMPELLED TO REDUCE PRICES AND MAY BE LEFT WITH EXCESS INVENTORY, AND THIS WILL MATERIALLY ADVERSELY AFFECT OUR SALES AND PROFITABILITY

     Our success will depend on our ability to anticipate and respond to consumer demand. We must identify and respond to changing consumer preferences with respect to bridal gowns and related bridal wear, accessories and our other product offerings. Fashion trends can be volatile. This is particularly true for bridesmaid and special occasion dresses. Our success depends on our ability to anticipate and effectively respond to these trends. If we do not provide merchandise that is desired by a sufficient number of customers, we will be compelled to reduce prices and we may be left with excess inventory. Our sales and profitability will be materially adversely affected if we do not anticipate and effectively respond to customer demands.

  IF OUR ASIAN MANUFACTURERS ARE NOT ABLE TO PROVIDE US WITH SUFFICIENT MERCHANDISE TO MEET CUSTOMER DEMAND OR IF OUR IMPORTS ARE DISRUPTED, OUR SALES AND PROFITABILITY WILL BE MATERIALLY ADVERSELY AFFECTED

     Substantially all of our bridal gowns and flower girl dresses are manufactured in Asia. Substantially all of our other product offerings are currently manufactured domestically. We may in the future seek to manufacture a portion of this apparel internationally. Our sales and profitability could be materially adversely affected by our reliance on international manufacturing. Some of the risks in manufacturing overseas include:

     - changes in laws and regulations

     - compliance with labor laws and ethical standards

     - tariffs, quotas and other trade barriers

     - work stoppages

     - political and financial instability

     - fluctuations in currency exchange rates

     - increases in freight costs

     Virtually all of our bridal gowns are manufactured in China. There have been a number of recent trade disputes between China and the United States during which the Unites States has threatened to impose punitive tariffs and duties on products imported from China and to withdraw China's "most favored nation" trade status. Since a substantial portion of our total revenues is derived from the sale of bridal gowns, we are particularly vulnerable to the risk of loss of the most favored nation status for China, changes in the current tariff or duty structures or the adoption by the United States of other trade policies or sanctions adverse to China.

     In addition, the violation of labor laws by an independent manufacturer, or the divergence of a manufacturer's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on our image and reputation and as a result, adversely effect our sales and profitability. We cannot control the actions of our manufacturers and we cannot assure you that they will conduct their business using ethical labor practices.

     Furthermore, our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements and other applicable treaties impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements and other applicable treaties also allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements, are not currently subject to specified limits. Our sales and profitability may be materially adversely affected if the United States or the countries in which our products are produced impose new quotas, duties, tariffs or other restrictions, or adversely adjust the prevailing quota, duty or tariff levels.

  WE RELY ON OUR JOINT VENTURE PARTNER TO INSURE THE QUALITY OF IMPORTED GOODS, AND OUR QUALITY CONTROL COULD BE NEGATIVELY AFFECTED IF OUR JOINT VENTURE PARTNER DOES NOT PERFORM ACCEPTABLY

     We depend on our Hong Kong based joint venture to handle our relationships with international manufacturers of our bridal wear. The quality of our product may be materially adversely affected if our joint venture partner does not perform its responsibilities on an acceptable basis or terminates our relationship and we are unable to replace our joint venture partner on a prompt basis. See note 5 to our consolidated financial statements. This joint venture is equally owned by us and one of our shareholders, Addwood Limited. We handle negotiations with the manufacturers with respect to basic economic terms and product design. We depend on our joint venture partner to identify suitable manufacturers and insure that our manufacturers are meeting design specifications, adhering to shipping requirements and complying with our business standards.

  IF OUR MANUFACTURERS, MANY OF WHOM HAVE LIMITED RESOURCES, ARE UNABLE TO SUPPORT THE CONTINUED EXPANSION OF OUR BUSINESS, OUR SALES AND PROFITABILITY WILL BE MATERIALLY ADVERSELY AFFECTED

     Many of the third parties we use to manufacture our apparel have limited resources, production capabilities and operating histories. These manufacturers may be unable to support the continued expansion of our business. Our relationships with our manufacturers are not on a contractual basis and do not assure adequate supply or quality or acceptable pricing on a long-term basis. A manufacturer could discontinue selling to us at any time. Our sales and profitability may be materially adversely affected if we are unable to promptly replace a manufacturer who is unwilling or unable to satisfy our requirements.

  IF WE ARE NOT ABLE TO MAINTAIN OUR COMPARABLE STORE SALES GROWTH OR PREVENT FLUCTUATIONS IN COMPARABLE STORE SALES, OUR PROFITABILITY MAY BE MATERIALLY ADVERSELY AFFECTED

     Our comparable store sales have fluctuated significantly in the past. Comparable store sales will continue to fluctuate. Comparable store sales may be affected by many factors, including:

     - competition and economic conditions

     - fashion trends

     - weather conditions

     - new store openings in existing markets

     - procurement and management of merchandise inventory

     - customer response to new and existing styles

     - store relocations

     We are not likely to maintain comparable store sales growth at our current levels. Our profitability may be materially adversely affected by declines and fluctuations in our comparable store sales.

  IF OUR FINANCIAL RESULTS DO NOT MEET EXPECTATIONS AS A RESULT OF FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS, THE MARKET PRICE OF OUR COMMON STOCK IS LIKELY TO DECLINE

     Our financial results may substantially fluctuate during any reporting period due to a number of factors. Historical trends indicate that our sales are typically highest from January through April and lowest from October through December. Our financial results may also fluctuate as a result of:

     - performance of new and existing stores

     - pre-opening expenditures for new stores

     - the timing of new store openings

     - the timing of holidays

     - competition and economic conditions

     - fashion trends

     - weather conditions

     - procurement and management of merchandise inventory

     - customer response to new and existing styles

     Our expenditures for inventory, personnel and other pre-opening items for new stores may adversely affect period-to-period financial results. New stores may fail to generate sales as promptly as planned. New stores may also depress sales in our other stores that are located in the same regions or market areas.

     Our financial results may not meet the expectations of analysts and investors. The market price of our common stock is likely to decline when we do not meet these expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

  IF ADDITIONAL FINANCING IS NOT AVAILABLE, WE MAY BE UNABLE TO RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED REQUIREMENTS

     Our business may be adversely affected if the unavailability of additional financing prevents us from responding to competitive pressures or unanticipated requirements. We may need additional financing if we accelerate our expansion program or our operating results decline. Additional funds may also be necessary to respond to competitive pressures or unanticipated requirements. Additional financing may not be available on satisfactory terms or at all. Any additional equity financing may cause investors to experience dilution. Any debt financing may result in restrictions on our spending or payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  IF WE ARE NOT ABLE TO RETAIN OR REPLACE OUR KEY PERSONNEL, OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED

     Our success will depend on the continued employment of our executive management team after this offering. If one or more members of our management team do not continue in their present positions, our business could be materially adversely affected.

     Steven H. Erlbaum, our Chairman and Chief Executive Officer, will resign from his position as Chief Executive Officer upon the closing of this offering. Robert D. Huth, our President and Chief Operating Officer, will also become our Chief Executive Officer upon the closing of this offering. Although Mr. Huth has been primarily responsible for running our day-to-day operations since joining us in 1995, we will be materially adversely affected if Mr. Huth is unable to assume these added responsibilities on a timely and effective basis. See "Management -- Executive Officers and Directors."

     We have employment agreements with Robert D. Huth and with Philip Youtie that will become effective upon completion of this offering. Mr. Huth's employment agreement will provide for a three year term. Mr. Youtie's employment agreement will provide for a two year term. In addition, effective following completion of this offering, Steven H. Erlbaum will become a consultant to us. We will have a three year consulting agreement with Steven H. Erlbaum. We have no employment or consulting agreement with any of our other employees or consultants. See "Management -- Employment and Consulting Agreements."

     Our expansion strategy will depend on our ability to hire capable managers and other store level personnel. The need for such personnel is particularly important because purchasers of bridal wear typically expect a high level of service and attentiveness. We will be materially adversely affected if we do not hire capable store managers and other store level personnel.

  IF OUR SYSTEMS ARE NOT YEAR 2000 COMPLIANT, WE MAY NOT BE ABLE TO CONDUCT NORMAL BUSINESS ACTIVITIES

     Historically, many computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations. This problem is generally referred to as the "Year 2000 issue."

     As a result of the Year 2000 issue, possible adverse consequences to our business include the inability to engage in normal business activities resulting from one or more of the following:

     - loss of communications links with one or more of our store locations

     - disruptions in the movement of inventory to and from our distribution center and between store locations

     - failure of our inventory management systems

     - the inability to process transactions with customers

     - the inability to send purchase orders

     - the inability to fulfill customer orders in a timely fashion

     - failure of our vendors to provide us with suitable products

     - failure of our credit card processors to correctly process customer transactions

     - failure of our telecommunications service

     Not all of our information systems are Year 2000 compliant and not all of the third parties with whom we conduct our business have indicated that their information systems are Year 2000 compliant. If we and these third parties do not effectively change, or replace, our management information systems to make them Year 2000 compliant, our business will be materially adversely affected. We discuss the impact that the Year 2000 issue may have on our business, our expected costs to address our Year 2000 issues and our contingency plans in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

RISKS RELATING TO OUR INDUSTRY:

  A DETERIORATION OF ECONOMIC CONDITIONS COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS, SALES AND PROFITABILITY

     Our business, sales and profitability could be materially adversely affected by unfavorable economic conditions. Purchases of bridal wear and accessories may decline during recessionary periods. Prices that consumers may be willing to pay for bridal wear and accessories may be lower during times of economic duress. Our business, sales and profitability will likely be materially adversely affected by a deterioration in general economic conditions.

  IF WE ARE UNABLE TO RESPOND TO COMPETITION IN THE BRIDAL WEAR BUSINESS, OUR SALES AND PROFITABILITY MAY BE ADVERSELY AFFECTED

     The retail bridal wear business is highly competitive. We compete with local stores, regional chains and bridal warehouses that may have an established following in a community. We also compete with department stores that may also sell through catalogs and that have substantially greater financial and other resources. Specialty stores and a larger number of department stores provide additional competition in the sale of bridesmaid and special occasion dresses.

     Many retailers of other products that follow a growth strategy similar to ours rely on large selections and comparatively low prices to compete. However, the purchase of bridal wear is a very personal and emotional decision. We must provide a high level of service to compete effectively. Our business, sales and profitability will be materially adversely affected if we do not compete successfully. See "Business--Competition in the Bridal Industry."

RISKS RELATING TO THIS OFFERING:

  BECAUSE A SMALL NUMBER OF SHAREHOLDERS MAY CONTROL ALL MAJOR CORPORATE DECISIONS DUE TO SIGNIFICANT OWNERSHIP CONCENTRATION OF OUR COMMON STOCK, OUR OTHER SHAREHOLDERS MAY NOT BE ABLE TO INFLUENCE ANY OF THESE CORPORATE DECISIONS

     Our major shareholders will have the power to elect our board of directors and approve actions requiring the approval of the majority of our shareholders if they decide to act together. Upon the consummation of this offering, Steven
H. Erlbaum, Michael C. Erlbaum, Gary E. Erlbaum, Philip Youtie, and Steven J. Sidewater, together with members of their immediate family, trusts for the benefit of members of their immediate family, and family partnerships in which members of their immediate family are partners, will own 8.8%, 2.3%, 6.6%, 6.2% and 3.3%, respectively, of our outstanding common stock. The Clipper Group partnership will own 24.9% of our outstanding common stock. These shareholders will own 52.1% in the aggregate. Steven, Michael and Gary Erlbaum are brothers and directors. The interests of these significant shareholders could conflict with the interests of our other shareholders.

  SINCE OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED, WE CANNOT PREDICT THE EXTENT TO WHICH A TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK, OR WHETHER YOU WILL BE ABLE TO SELL YOUR STOCK

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price was determined by negotiations between representatives of the underwriters, the selling shareholders and us and may not be indicative of prices that will prevail in the trading market.

  ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A SALE OF DAVID'S BRIDAL, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     We are a Florida corporation. There are anti-takeover provisions of Florida law that could make it more difficult for a third party to acquire control of our company, even if such a change in control would be beneficial to our shareholders. Our articles of incorporation divide our board into three classes and provide that our board of directors may issue preferred stock without shareholder approval. The existence of a classified board or issuance of preferred stock could make it more difficult for a third party to acquire our company.

  IF OUR SHAREHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK, INCLUDING SHARES ISSUED UPON THE EXERCISE OF OUTSTANDING OPTIONS, IN THE PUBLIC MARKET FOLLOWING THIS OFFERING, THEN THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE

     Restrictions under the securities laws and lock-up agreements signed by several of our significant shareholders limit the number of shares of common stock available for sale in the public market. Effective upon completion of this offering, the holders of 11,041,827 shares of common stock and options exercisable into an aggregate of 729,800 shares of common stock have agreed, subject to some exceptions, not to sell any such securities for 180 days after this offering without the prior written consent of Donaldson, Lufkin and Jenrette Securities Corporation.

     Following completion of the offering, holders of 11,041,827 shares of common stock will have demand or piggy-back registration rights. The demand registration rights may only be exercised by The Clipper Group, but all holders of registration rights are permitted to include shares in the demand offering on the same basis as The Clipper Group. The exercise of such rights could adversely affect the market price of our common stock. We plan to file a registration statement to register all shares of common stock under our stock option plan. After such registration statement is effective, shares issued upon exercise of stock options will be eligible for resale in the public market without restriction.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward looking statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. These forward-looking statements include statements about the following:

     - the competitiveness of the bridal industry

     - the future availability and prices of materials used in our business

     - our business and growth strategies and other statements contained herein that are not historical facts

     When used in this prospectus, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. There are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

     - changes in general economic and business conditions and those in the bridal industry in particular

     - actions of competitors

     - our ability to recover our costs in the pricing of our products

     - the extent to which we are able to develop new products and expand our business into new markets

     - our inability to effectively manage our growth

     - the level of demand for our products

     - changes in our business strategies

     - developments in international markets

     - our inability to obtain financing when required

     - other factors discussed under "Risk Factors"

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of 1,613,000 shares in this offering will be approximately $18.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

     We intend to use approximately $6.0 million of the net proceeds to fund capital expenditures relating to new store growth, $3.5 million for improvements to existing stores, $1.2 million for various capital investment activities, $825,000 for the introduction of a new warehouse management system and the balance of the net proceeds to repay substantially all of the outstanding balance under our revolving credit agreement and for general corporate purposes. Pending such uses, we will invest the net proceeds of this offering in short-term, investment grade securities. The outstanding balance under our revolving credit agreement was $7.0 million on April 3, 1999. Borrowings under the revolving credit agreement bear interest at variable rates which averaged 6.2% at April 3, 1999. We may reborrow amounts under our revolving credit agreement, which will be available for future borrowings through July 31, 2001.

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock since converting from a subchapter S-corporation in 1993. We currently intend to retain all future earnings to fund the development and growth of our business. We do not currently anticipate paying any cash dividends. Future decisions regarding cash dividends on our common stock will be made by our board of directors. These decisions will depend on our results of operations, financial position, capital requirements, general business conditions and restrictions imposed by any financing arrangements. Our revolving credit agreement currently prohibits the payment of dividends. We may also face legal and regulatory restrictions on the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth our actual, pro forma and pro forma, as adjusted, capitalization. Our pro forma capitalization gives effect to:

     - the conversion of all outstanding shares of preferred stock into an aggregate of 7,543,817 shares of common stock upon the consummation of this offering;

     - the issuance of 145,162 shares to be sold in the offering, which are to be issued immediately prior to completion of the offering in connection with the exercise of stock options for an aggregate purchase price of $714,197.

Our pro forma, as adjusted, capitalization gives effect to the pro forma adjustments and:

     - the sale of the 1,613,000 shares of common stock offered by us; and

     - the application of the net proceeds of this offering.

                                                                     AS OF APRIL 3, 1999
                                                             -----------------------------------
                                                                                     PRO FORMA,
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                                       (IN THOUSANDS)
Cash and cash equivalents..................................  $ 1,946     $ 2,660       $14,446
Short-term debt, including current portion of capitalized
  lease obligations........................................  $   401     $   401       $   401
                                                             =======     =======       =======
Capitalized lease obligations, less current portion........      752         752           752
Long-term debt.............................................    9,222       9,222         2,447
                                                             -------     -------       -------
          Total long-term debt.............................    9,974       9,974         3,199
                                                             -------     -------       -------
Shareholders' equity:
  Preferred stock, par value $0.01 per share; 1,850,000
     shares authorized actual; 5,000,000 shares authorized
     pro forma and pro forma, as adjusted; 171,792 shares
     of class A preferred stock; 114,104 shares of class B
     preferred stock; 114,104 shares of class C preferred
     stock; and 686,402 shares of class D preferred stock
     issued and outstanding actual; no shares issued and
     outstanding pro forma and pro forma, as adjusted......       11          --            --
  Common stock, par value $0.01 per share; 100,000,000
     shares authorized; 9,739,848 shares issued and
     outstanding actual; 17,428,827 shares issued and
     outstanding pro forma and 19,041,827 shares issued and
     outstanding pro forma, as adjusted....................       97         174           190
  Additional paid-in capital...............................   18,282      18,930        37,167
  Retained earnings........................................   13,418      13,418        13,418
                                                             -------     -------       -------
     Total shareholders' equity............................   31,808      32,522        50,775
                                                             -------     -------       -------
          Total capitalization.............................  $41,782     $42,496       $53,974
                                                             =======     =======       =======

     The table above excludes an aggregate of 1,256,388 shares issuable upon exercise of stock options outstanding at April 3, 1999, plus an additional 1,048,450 shares reserved for issuance in connection with future stock options and other awards under our stock option plan. See note 10 to our consolidated financial statements.

                                    DILUTION

     The dilution table sets forth our net tangible book value after giving effect to the conversion of preferred stock into 7,543,817 shares of common stock and the issuance of 145,162 shares of common stock to be sold in the offering, which are to be issued immediately prior to completion of the offering in connection with the exercise of stock options with an aggregate exercise price of $714,197. Our net tangible book value as of April 3, 1999 was $32.4 million or $1.86 per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding after giving effect to the conversion of preferred stock and exercise of stock options noted above. The price per share to the public of the shares of common stock offered by this prospectus exceeds the net tangible book value per share prior to this offering. Therefore, purchasers of shares of common stock in this offering will realize immediate and substantial dilution in the net tangible book value of their shares. The following table, based upon our net tangible book value as of April 3, 1999, illustrates the dilution to purchasers of our common stock in this offering.

Initial public offering price per share.....................             $ 13.00
  Net tangible book value per share as of April 3, 1999,
     after giving effect to the conversion of the preferred
     stock and the exercise of stock options as described
     above..................................................  $  1.86
  Increase in net tangible book value per share attributable
     to new investors.......................................     0.80
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................                2.66
                                                                         -------
Dilution per share purchased in this offering...............             $ 10.34
                                                                         =======

     The following table presents, on a pro forma basis, as of April 3, 1999:

     - the number of shares of our common stock purchased from us

     - the total cash consideration paid

     - the issuance of 145,162 shares of common stock to be sold in the offering, which are to be issued immediately prior to completion of the offering in connection with the exercise of stock options with an aggregate exercise price of $714,197

     - the average price per share paid by the existing holders of common stock including the holders of common stock after giving effect to the conversion of preferred stock

     - the average price per share paid by new investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us

                                              SHARES
                                             PURCHASED           TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    ----------------------      PRICE
                                         NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
Existing shareholders................  17,428,827      91.5%    $36,102,275      63.3%     $ 2.07
New investors........................   1,613,000       8.5      20,969,000      36.7       13.00
                                       ----------     -----     -----------     -----
          Total......................  19,041,827     100.0%    $57,071,275     100.0%
                                       ==========     =====     ===========     =====

     The tables on this page exclude all outstanding stock options, other than stock options to purchase 145,162 shares that will be sold in the offering. See "Management--Stock Option Plan" and note 10 to our consolidated financial statements. The exercise of outstanding options having an exercise price less than the initial public offering price would increase the dilution effect to new investors that is shown on the tables.

     Also, the second table on this page does not give effect to sales of shares by the selling shareholders. Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 11,041,827 shares, or 58.0% of the shares outstanding, and will increase the number of shares held by new investors to 8,000,000 shares, or 42.0% of the shares outstanding.

     Our current shareholders, including members of management, will recognize significant benefits from this offering. These benefits include the creation of a public market for our common stock which will allow some of our existing shareholders to sell shares in this offering and enable our shareholders to liquidate their investments in the future. The selling shareholders, including our Chairman and President and several members of our board of directors, will sell a significant number of shares in this offering. The excess of the initial public offering price over amounts paid for common stock being sold by the selling shareholders that are our executive officers and directors, together with members of their immediate family, trusts for the benefit of members of their immediate family, and family partnerships in which members of their immediate family are partners, including the amounts payable upon the exercise of stock options, is approximately $39.8 million, or $12.69 per share. The excess of the initial public offering price over amounts paid for common stock held by our executive officers and directors, together with members of their immediate family, trusts for the benefit of members of their immediate family, and family partnerships in which members of their immediate family are partners, following completion of this offering is approximately $67.3 million, or $11.98 per share.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth our selected consolidated statement of operations and store, operating and balance sheet data. Our statement of operations data for fiscal 1996, 1997 and 1998 and our balance sheet data as of the end of fiscal 1997 and 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. Our statement of operations data for fiscal 1994 and 1995 and the selected balance sheet data as of the end of fiscal 1994, 1995 and 1996 have been derived from consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, and are not included in this prospectus. The selected financial data as of April 3, 1999 and the 13 weeks ended April 4, 1998 and April 3, 1999 have been derived from our unaudited interim financial statements and, in management's opinion, include all adjustments necessary for a fair presentation of the results of operations for those periods. Our fiscal year consists of 52 or 53 weeks, ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. All fiscal years presented include 52 weeks of operations except for fiscal 1996, which includes 53 weeks of operations. You should read the data set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

     In addition, when reading the following financial data, you should be aware that:

     - diluted earnings per share assumes that preferred stock has been converted at historical conversion rates

     - comparable store sales include net sales plus alterations income

     - stores that have been relocated within the same market are considered comparable stores and stores become comparable in the first month following 12 full months of operation

     - average net sales per square foot includes net sales plus alterations income for stores open for the entire period indicated

     - net sales per square foot is calculated by dividing net sales plus alterations income by the total square footage of stores open for the entire period indicated

                                                                                                               THIRTEEN WEEKS
                                                                                                                    ENDED
                                                                   FISCAL YEAR                              ---------------------
                                             --------------------------------------------------------       APRIL 4,     APRIL 3,
                                              1994        1995        1996        1997         1998           1998         1999
                                                   (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND NUMBER OF
                                                                                 STORES DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales................................  $27,523     $45,453     $62,836     $85,381     $123,540       $35,628      $54,087
  Other income, primarily alterations and
    third party promotional fees...........    1,331       2,634       4,188       6,228        9,062         1,969        2,717
                                             -------     -------     -------     -------     --------       -------      -------
    Total revenues.........................   28,854      48,087      67,024      91,609      132,602        37,597       56,804
  Cost of sales, including buying,
    distribution and occupancy costs.......   14,596      26,518      40,737      52,882       74,611        20,136       28,969
                                             -------     -------     -------     -------     --------       -------      -------
    Gross profit...........................   14,258      21,569      26,287      38,727       57,991        17,461       27,835
  Selling, general and administrative
    expenses...............................   11,930      19,114      26,424      33,702       47,571        12,532       20,191
                                             -------     -------     -------     -------     --------       -------      -------
    Income (loss) from operations..........    2,328       2,455        (137)      5,025       10,420         4,929        7,644
  Interest expense, net....................      491         467         586       1,249        1,087           309          272
                                             -------     -------     -------     -------     --------       -------      -------
    Income (loss) before income taxes......    1,837       1,988        (723)      3,776        9,333         4,620        7,372
  Income tax provision (benefit)...........      730         738        (208)      1,296        3,578         1,797        2,802
                                             -------     -------     -------     -------     --------       -------      -------
  Income (loss) before extraordinary
    item...................................    1,107       1,250        (515)      2,480        5,755         2,823        4,570
  Extraordinary item, net of tax(a)........       --        (550)         --          --           --            --           --
                                             -------     -------     -------     -------     --------       -------      -------
    Net income (loss)......................  $ 1,107     $   700     $  (515)    $ 2,480     $  5,755       $ 2,823      $ 4,570
                                             =======     =======     =======     =======     ========       =======      =======

                                                                                                               THIRTEEN WEEKS
                                                                                                                    ENDED
                                                                   FISCAL YEAR                              ---------------------
                                             --------------------------------------------------------       APRIL 4,     APRIL 3,
                                              1994        1995        1996        1997         1998           1998         1999
                                                   (IN THOUSANDS EXCEPT PER SHARE, NET SALES PER SQUARE FOOT AND NUMBER OF
                                                                                 STORES DATA)
  Net income (loss) per common share(a):
    Basic..................................  $  0.08     $  0.06     $ (0.05)    $  0.25     $   0.59       $  0.29      $  0.47
    Diluted................................  $  0.08     $  0.04     $ (0.05)    $  0.14     $   0.31       $  0.15      $  0.25
  Weighted average shares outstanding:
    Basic..................................   13,743      12,153      10,207       9,849        9,751         9,784        9,740
    Diluted................................   14,702      16,791      10,207      17,472       18,375        18,359       18,614
  Pro forma basic earnings per common
    share(b)...............................                                                  $   0.33                    $  0.26
  Pro forma basic weighted average share
    outstanding(b).........................                                                    17,295                     17,284
STORE DATA:
  Number of stores, end of period..........       23          36          48          59           77            63           81
  Total square feet, end of period.........      200         328         455         569          766           619          812
  Comparable store sales increase..........     20.9%       11.3%        0.5%       13.2%        18.8%         25.3%        26.5%
  Average net sales per store..............  $ 1,816     $ 1,769     $ 1,672     $ 1,803     $  2,023       $   613      $   723
  Net sales per square foot................  $   193     $   204     $   184     $   190     $    207       $    63      $    73
OPERATING DATA:
  Gross profit margin, net of buying,
    distribution and occupancy costs.......     49.4%       44.9%       39.2%       42.3%        43.7%         46.4%        49.0%
  Selling, general and administrative
    expense percentage.....................     41.3%       39.8%       39.4%       36.8%        35.8%         33.3%        35.5%
  Operating income (loss) margin...........      8.1%        5.1%       (0.2)%       5.5%         7.9%         13.1%        13.5%
  Capital expenditures.....................  $ 1,109     $ 5,029     $ 4,931     $ 7,470     $  8,105       $ 2,121      $ 3,361
  Depreciation and amortization, excluding
    amortization of debt discount and debt
    issuance costs.........................  $   284     $   632     $ 1,393     $ 2,022     $  2,896       $   645      $   887
BALANCE SHEET DATA:
  Inventories..............................  $ 9,916     $20,415     $20,247     $32,452     $ 37,799       $31,070      $35,339
  Working capital..........................    4,824      14,149      18,192      23,805       27,053        22,318       18,545
  Total assets.............................   13,492      31,171      35,347      53,699       65,558        55,034       68,242
  Long-term debt and capitalized lease
    obligations, excluding current
    portion................................    2,894         134      12,654      16,331       19,647        13,839        9,974
  Redeemable common stock..................       --       7,744       3,607         628           --            --           --
  Shareholders' equity.....................    3,707      11,949      11,071      21,506       27,238        24,306       31,808

----------------------------

(a) Fiscal 1995 reflects net loss of $550 from early extinguishment of debt, net of income tax benefit of $323. Net income before extraordinary item for fiscal year 1995 was $0.10 per common share (basic) and $0.07 per common share (diluted).

(b) Reflects the conversion of all outstanding shares of class A, B, C, and D preferred stock into an aggregate of 7,543,817 shares of common stock upon the consummation of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     David's Bridal is a successor to a bridal retailing business that began in Ft. Lauderdale, Florida in 1950. We were incorporated and commenced operations by opening a store in Hallandale, Florida in 1990. We experienced rapid growth in fiscal 1994 and fiscal 1995, when the number of stores increased from 14 to 36 over these two fiscal years. This growth placed considerable strain on our inventory controls, information systems, personnel and capital resources. During fiscal 1995, we determined that we had accumulated excessive inventories of a large number of wedding gowns and other apparel. In mid-1995 we commenced key initiatives which we continue to build upon to increase profitability and support controlled growth. These initiatives have included:

     - enhancing our management team

     - focusing our merchandising strategy on building and expanding an assortment of best selling styles

     - upgrading our management information systems

     - opening a distribution facility to improve inventory management

     - improving our recruiting and training programs for store personnel

     While the immediate effect of these initiatives was to decrease profitability in fiscal 1996, we believe that these measures have facilitated controlled growth and enhanced profitability in fiscal 1997 and fiscal 1998. We have achieved comparable store sales growth of 13.2% in fiscal 1997, 18.8% in fiscal 1998 and 26.5% in the first quarter of fiscal 1999 compared to the same prior year period. In addition, our total revenues increased by 36.7% in fiscal 1997, 44.7% in fiscal 1998 and 51.1% in the first quarter of fiscal 1999 compared to the same quarter in the prior year, and our operating margin increased from 5.5% in fiscal 1997 to 7.9% in fiscal 1998 and from 13.1% in the first quarter of fiscal 1998 to 13.5% in the first quarter of fiscal 1999. See "Risk Factors -- If we are not able to maintain our comparable store sales growth or prevent fluctuations in comparable store sales, our profitability may be materially adversely affected."

     We opened our distribution center in 1996 in Conshohocken, Pennsylvania. This facility is 54,000 square feet. More than half of our unit merchandise is shipped from suppliers to our distribution center, where we inspect and monitor shipments to our stores. In early 1998, we completed the initial development of an inventory replenishment system that is designed to improve service levels and inventory turnover among various merchandise categories. This system, which is linked to our distribution center and merchandise systems, was used during fiscal 1998 to replenish accessory items. We have recently expanded the use of this system to replenish bridal gowns and expect to further expand this system to replenish other products that are back-stocked by the distribution center. Our replenishment system creates computer generated forecasts of future sales in each store. This system then establishes stock levels based upon the sales forecasts. Orders are then generated to replenish merchandise from our warehouse to our stores. We believe the use of our distribution center to rapidly fulfill our merchandise needs has facilitated the expansion of our assortment of bridal and other dress categories.

     We operate on a 52/53-week fiscal year. Our fiscal year ends on a Saturday near December 31 and is named for the calendar year ending on that December 31. Fiscal 1996, 1997 and 1998 include 53, 52 and 52 weeks, respectively.

     Total revenues principally include merchandise sales, alterations income and third party promotional fees. Selling, general and administrative expenses include store expenses, general and administrative expenses and media expense. Comparable store sales are based on net sales and alterations revenue but exclude third party promotional fee income. A store becomes comparable in the first month following 12 full months of operation. Stores that have been relocated within the same market are considered comparable stores.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, selected items in the consolidated statements of operations as a percentage of total revenues.

                                                                                     THIRTEEN WEEKS
                                                  PERCENTAGE OF TOTAL REVENUES           ENDED
                                                          FISCAL YEAR             --------------------
                                                  ----------------------------    APRIL 4,    APRIL 3,
                                                  1996        1997       1998       1998        1999
Total revenues..................................  100.0%      100.0%     100.0%    100.0%      100.0%
Cost of sales, including buying, distribution
  and store occupancy costs.....................   60.8        57.7       56.3      53.6        51.0
                                                  -----       -----      -----     -----       -----
  Gross profit..................................   39.2        42.3       43.7      46.4        49.0
Selling, general and administrative expenses....   39.4        36.8       35.8      33.3        35.5
                                                  -----       -----      -----     -----       -----
  Income (loss) from operations.................   (0.2)        5.5        7.9      13.1        13.5
Interest expense net............................    0.9         1.4        0.9       0.8         0.5
                                                  -----       -----      -----     -----       -----
  Income (loss) before income taxes.............   (1.1)        4.1        7.0      12.3        13.0
Income tax provision (benefit)..................   (0.3)        1.4        2.7       4.8         5.0
                                                  -----       -----      -----     -----       -----
  Net income (loss).............................   (0.8)%       2.7%       4.3%      7.5%        8.0%
                                                  =====       =====      =====     =====       =====

THIRTEEN WEEKS ENDED APRIL 3, 1999 VERSUS THIRTEEN WEEKS ENDED APRIL 4, 1998

     Total revenues. Total revenues for the thirteen weeks ended April 3, 1999 (first quarter of fiscal 1999) were $56.8 million, an increase of $19.2 million, or 51.1%, from the thirteen weeks ended April 4, 1998 (first quarter of fiscal
1998). We attribute the $19.2 million increase to a $9.8 million, or 26.5%, increase in comparable store sales, $0.7 million from stores opened in fiscal 1999, $8.6 million from stores opened in fiscal 1998 but not qualifying as comparable stores and the balance to an increase in third party promotional fees.

     Gross profit. Gross profit for the first quarter of fiscal 1999 was $27.8 million (49.0% of total revenues) as compared with $17.5 million (46.4% of total revenues) in the first quarter of fiscal 1998. We were able to achieve higher gross profit as a percentage of total revenues due to an improvement in merchandise margins coupled with decreases in buying and store occupancy costs as a percentage of total revenues. Buying costs decreased to 1.2% of total revenues for the first quarter of fiscal 1999 from 2.1% of total revenues for the first quarter of fiscal 1998 due to the application of fixed costs over a larger total revenue base. Store occupancy costs decreased to 7.9% of total revenues for the first quarter of fiscal 1999 from 8.5% of total revenues for the first quarter of fiscal 1998, primarily due to the 26.5% increase in comparable store sales, the timing of new store openings and the volume of new store sales. We were able to achieve higher merchandise margins through our international and domestic direct sourcing efforts, which have resulted in lower product costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $20.2 million (35.5% of total revenues) for the first quarter of fiscal 1999 as compared with $12.5 million (33.3% of total revenues) for the first quarter of fiscal 1998. The significant components of selling, general and administrative expenses include store personnel costs, store selling expenses, back office support costs and advertising expenses. The $7.7 million increase in selling, general and administrative expenses reflects our continued investment in personnel and infrastructure to support the 18 new stores opened in the last four quarters and our continued future growth plans. The increase in selling, general and administrative expenses as a percentage of total revenues was primarily due to increases in advertising, store personnel and back office expenses, partially offset by a decrease in store selling expenses as a percentage of total revenues. Advertising expense increased as a percentage of total revenues due to heightened levels of national and local advertising. Store personnel costs increased as a percentage of total revenues due to higher employee benefit costs coupled with an increase in store payroll expense. Back office support costs increased as a percentage of total revenues primarily due to higher personnel costs. Store selling expenses decreased as a percentage of total revenues due to decreases in our variable costs as a percentage of total revenues.

     Interest expense. Interest expense for the first quarter of fiscal 1999 was $272,000, as compared to $309,000 for the first quarter of fiscal 1998. The decrease was due to lower interest rates coupled with lower debt levels as a result of financing more of our growth with cash provided by operations.

     Taxes. Our effective tax rate was 38.0% for the first quarter of fiscal 1999, compared to 38.9% for the first quarter of fiscal 1998. The decrease was due primarily to a decrease in other non-deductible expenses.

     Net income. As a result of the factors described above, our net income for the first quarter of fiscal 1999 was $4.6 million, an increase of 61.9%, or $1.8 million, over our first quarter of fiscal 1998 net income of $2.8 million.

FISCAL 1998 VERSUS FISCAL 1997

     Total revenues. Total revenues for fiscal 1998 were $132.6 million, an increase of $41.0 million, or 44.7%, from fiscal 1997. We attribute the increase to a $17.0 million, or 18.8%, increase in comparable store sales, $11.9 million from stores opened in fiscal 1998, $11.7 million from stores opened in fiscal 1997 but not qualifying as comparable stores and the balance to an increase in third party promotional fees.

     Gross profit. Gross profit for fiscal 1998 was $58.0 million (43.7% of total revenues) as compared with $38.7 million (42.3% of total revenues) for fiscal 1997. We were able to achieve higher gross profit as a percentage of total revenues due to an improvement in merchandise margins coupled with a decrease in store occupancy costs from 11.8% of total revenues for fiscal 1997 to 11.0% of total revenues for fiscal 1998. We were able to achieve higher merchandise margins through our international and domestic direct procurement efforts, which have resulted in lower product costs. In addition, we took fewer markdowns as a result of increased sales of our best selling styles which generally maintain a higher margin. Our store occupancy costs were lower as a percentage of total revenues primarily due to the 18.8% increase in comparable store sales, the timing of new store openings and the volume of new store sales.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $47.6 million (35.8% of total revenues) for fiscal 1998 as compared with $33.7 million (36.8% of total revenues) for fiscal 1997. The significant components of selling, general and administrative expenses include store personnel costs, store selling expenses, back office support costs and advertising expenses. The decrease in selling, general and administrative expenses as a percentage of total revenues was primarily achieved through spreading advertising costs over a greater total revenue base. Store personnel costs, store selling expenses and back office costs remained relatively flat as a percentage of total revenues for fiscal 1998 as compared with fiscal 1997. Store personnel expenses generally increase proportionally with increases in revenues. The $13.9 million increase in selling, general and administrative expenses reflects our investment in personnel and infrastructure as well as an increase in variable store selling expenses to support the addition of 18 new stores and our continued future growth plans.

     Interest expense. Interest expense for fiscal 1998 was $1.1 million, as compared to $1.2 million for fiscal 1997. The decrease in interest expense was due to lower interest rates, partially offset by higher debt levels used to fund our expansion.

     Taxes. Our effective tax rate was 38.3% for fiscal 1998 as compared to 34.3% for fiscal 1997. The increase was primarily due to a higher effective state tax rate.

     Net income. As a result of the factors described above, our net income for fiscal 1998 was $5.8 million, a $3.3 million increase over our fiscal 1997 net income of $2.5 million.

FISCAL 1997 VERSUS FISCAL 1996

     Total revenues. Total revenues for fiscal 1997, which included 52 weeks, were $91.6 million, an increase of $24.6 million, or 36.7%, from fiscal 1996, which included 53 weeks. We attribute the increase to a $8.6 million, or 13.2%, increase in comparable store sales, $4.2 million from stores opened in fiscal 1997, $11.4 million from stores opened for fiscal 1996 but not qualifying as comparable stores and the balance to an increase in third party promotional fees.

     Gross profit. Gross profit for fiscal 1997 was $38.7 million (42.3% of total revenues) as compared with $26.3 million (39.2% of total revenues) for fiscal 1996. We were able to achieve higher gross profit as a percentage of total revenues due to an improvement in merchandise margins coupled with a decrease in buying costs from 2.2% of total revenues for fiscal 1996 to 1.6% of total revenues for fiscal 1997. These improvements were partially offset by an increase in distribution costs from 0.6% of total revenues for fiscal 1996 to 1.4% for fiscal 1997 and an increase in store occupancy costs from 11.4% of total revenues for fiscal 1996 to 11.8% for fiscal 1997. We were able to achieve higher merchandise margins through our international and domestic direct procurement efforts, which have resulted in lower product costs. Our buying costs were lower as a percentage of total revenues primarily through the application of fixed costs over a larger total revenue base. Our distribution center expenses increased as a percentage of total revenues because fiscal 1997 was the first full year of operation for our distribution center. Our store occupancy costs increased as a percentage of total revenues as a result of the impact of rent and real estate tax expenses associated with new stores opened in fiscal 1997.

     Selling, general and administrative expenses. Selling, general administrative expenses were $33.7 million (36.8% of total revenues) in fiscal 1997 as compared with $26.4 million (39.4% of total revenues) in fiscal 1996. The significant components of selling, general and administrative expenses include store personnel costs, store selling expenses, back office support costs and advertising expenses. The decrease in selling, general and administrative expenses as a percentage of total revenues was primarily achieved through spreading store selling and advertising costs over a greater total revenue base. Store personnel costs and back office costs remained relatively flat as a percentage of total revenues in fiscal 1997 as compared with fiscal 1996. Store personnel expenses generally increase proportionally with increases in revenues. The $7.3 million increase in selling, general and administrative expenses reflects our investment in personnel and infrastructure as well as an increase in variable store selling expenses to support the addition of 11 new stores and our continued future growth plans.

     Interest expense. Interest expense was $1.2 million in fiscal 1997 as compared to $586,000 in fiscal 1996. The increase in interest expense was due to higher debt levels used to fund our store expansion. Interest rates remained relatively constant in fiscal 1997 as compared to fiscal 1996.

     Taxes. Our effective tax rate was 34.3% in fiscal 1997, compared to a 28.8% benefit in fiscal 1996. The fiscal 1997 provision reflects the federal statutory rate plus relevant state taxes. The 1996 federal tax benefit was due to our operating loss, which was offset by a state tax provision and other non-deductible items.

     Net income. As a result of the factors described above, our net income in fiscal 1997 was $2.5 million as compared to a net loss of $515,000 in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We require cash principally to finance capital investment in new stores, new store inventory and seasonal working capital. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997, 18 stores in fiscal 1998 and 4 stores in the first quarter of fiscal 1999. In recent years, we have financed our operations and new store openings primarily with cash from operations, borrowings under bank financing agreements and equity financing.

     We currently estimate that our capital expenditures will be approximately $11.0-$12.0 million in fiscal 1999, including the $3.4 million incurred during the first quarter of fiscal 1999. Our capital expenditures will be incurred to open new stores, remodel or expand existing stores and fund capital investment activities. We anticipate spending approximately:

     - $6.0 million for new stores,

     - $3.5 million for improvements to existing stores,

     - $825,000 for the introduction of a new warehouse management system and

     - $1.2 million for various capital investment activities.

     Based on our past experience, we estimate that our aggregate initial investment in inventory for new stores opened and to be opened in fiscal 1999 will be approximately $5.7 million. However, inventory purchases may be affected by factors such as the timing of store openings. Therefore, actual investment in inventory may differ from our estimate. We intend to fund inventory purchases in our stores using cash from operations or borrowings under our revolving credit agreement.

     In future years, our lease payments are expected to increase substantially as we open new stores. In addition, we expect to relocate our offices to larger offices within the next 18 months. If we purchase our new offices, we anticipate funding the purchase through mortgage financing and cash from operations.

     We believe that our cash flow from operations, the net proceeds from this offering and amounts available under our revolving credit agreement will be sufficient to fund anticipated capital expenditures and working capital requirements, including increased lease payments, for at least the next 12 months.

     Our cash flows provided by operating activities were $15.2 million for the first quarter of fiscal 1999 as compared to $6.4 million in the first quarter of fiscal 1998. The increase was primarily due to higher net income coupled with increases in accrued expenses and income taxes payable and a higher reduction in inventory levels. Our cash flows provided by our operating activities were $4.2 million in fiscal 1998 as compared to cash used of $3.8 million in fiscal 1997. This increase was primarily due to higher net income and a lower increase in inventory levels in fiscal 1998 as compared to fiscal 1997. Our cash used in operating activities in fiscal 1997 primarily reflected the increase in inventory levels related to new store openings and support of sales growth, partially offset by net income. Cash flows provided by operating activities were $2.1 million in fiscal 1996.

     Our net cash used in investing activities in the first quarter of fiscal 1999 was $3.2 million as compared to $2.1 million in the first quarter of fiscal 1998. Our cash used in investing activities primarily represents our capital expenditures in opening new stores. Our net cash used in investing activities in fiscal 1998 was $7.6 million, as compared to $7.9 million in fiscal 1997 and $4.9 million in fiscal 1996. Our cash used in investing activities primarily represents our capital expenditures in opening new stores. While we opened seven more stores in fiscal 1998 than in fiscal 1997, we purchased land and one building in fiscal 1997.

     Our net cash used in financing activities in the first quarter of fiscal 1999 was $10.4 million as compared to $3.2 million in the first quarter of fiscal 1998. The increase was primarily due to repayments on our revolving credit agreement. Our primary financing activity involved continual borrowings and repayments under our revolving credit agreement. Our net cash provided by financing activities in fiscal 1998 was $3.3 million, as compared to $11.7 million in fiscal 1997 and $2.8 million in fiscal 1996. Over the last three years our primary financing activities have involved continual borrowings and repayments under our revolving credit agreement, increases in bank overdrafts, periodic issuances of long-term debt and sales of equity securities.

     Our cash provided by financing activities in fiscal 1998 was primarily derived from:

     - $2.2 million of net borrowings under our revolving credit agreement,

     - $1.4 million from the issuance of long-term debt, and

     - an increase of $1.0 million in bank overdrafts.

Bank overdrafts represent checks that have been written by us that have not been presented to our bank for payment. These sources of cash in fiscal 1998 were partially offset by repayments of long-term debt and capital leases of $680,000 and the repurchase of common stock for $651,000. Our cash provided by financing activities in fiscal 1997 was primarily provided by $5.0 million from the sale of class D preferred stock, $3.9 million of net borrowings under our revolving credit agreement and an increase of $2.7 million of bank overdrafts.

     Our revolving credit agreement provides for borrowings of up to $30.0 million, of which up to $25.0 million may be used for letters of credit. Cash borrowings and letters of credit under our revolving credit agreement are secured by all of our assets. Our borrowings under this agreement are restricted to a specified percentage of our accounts receivable and inventory. Specifically, we are not permitted to borrow amounts that are greater than the sum of 80% of our eligible accounts receivable and 60% of our eligible inventory. The revolving credit agreement provides some exceptions to these limitations. These exceptions allow us to exceed these limitations by $3.0 million from December 31, 1998 to March 31, 1999, $3.0 million from October 31, 1999 to March 31, 2000 and $2.0 million from October 1, 2000 to March 31, 2001. The interest rates that we are charged under our revolving credit agreement are variable.

     We can choose to have our interest rate based on:

     - the higher of the U.S. federal funds rate plus 0.50% and our bank's prime rate, or

     - adjusted LIBOR plus an applicable margin of between 1.25% and 1.75% depending on our financial performance.

As of April 3, 1999, we had cash borrowings of $7.0 million and $3.4 million of letters of credit issued, with $14.7 million available to borrow under our revolving credit agreement. We intend to use a portion of the net proceeds of this offering to repay substantially all of the outstanding balance under our revolving credit agreement, although we may reborrow amounts under the revolving credit agreement, which will remain available for future borrowings. The revolving credit agreement is available through July 31, 2001.

     We currently intend to retain all future earnings to fund the development and growth of our business. We do not currently anticipate paying any cash dividends. Our board of directors will make future decisions regarding cash dividends on our common stock. These decisions will depend on our results of operations, financial position, capital requirements, general business conditions and restrictions imposed by any financing arrangements. Our revolving credit agreement currently prohibits the payment of dividends.

QUARTERLY RESULTS AND SEASONALITY

     Our business is subject to seasonal variations and our revenues and income historically have been higher from January through April and lower from October through December. Our working capital requirements tend to fluctuate throughout the year and increase during the months of November and December. This is because we increase our inventory in these months to support sales, which tend to be higher from January through April.

     The following table presents our unaudited quarterly operating results for our nine most recent quarterly periods and the number of stores open at the end of each period.

                                                         THIRTEEN WEEKS ENDED
                                   -----------------------------------------------------------------
                                   APRIL 5,   JULY 5,   OCTOBER 4,   JANUARY 3,   APRIL 4,   JULY 4,
                                     1997      1997        1997         1998        1998      1998
                                                        (DOLLARS IN THOUSANDS)
Total Revenues...................  $25,117    $24,028    $24,322      $18,142     $37,597    $35,189
Gross Profit(a)..................  $11,068    $10,325    $10,217      $ 7,117     $17,461    $15,573
Income (loss) from operations....  $ 2,408    $ 1,657    $ 1,553      $  (593)    $ 4,929    $ 3,517
Net income (loss)................  $ 1,360    $   877    $   806      $  (563)    $ 2,823    $ 2,061
Quarterly total revenues as a
  percentage of annual
  total revenues.................     27.4%      26.2%      26.5%        19.9%       28.4%      26.5%
Quarterly operating income (loss)
  as a percentage of annual
  operating income...............     47.9%      33.0%      30.9%       (11.8)%      47.3%      33.8%
Quarterly operating income (loss)
  as a percentage of quarterly
  total revenues.................      9.6%       6.9%       6.4%        (3.3)%      13.1%      10.0%
Stores open at end of period.....       50         52         54           59          63         69

                                          THIRTEEN WEEKS ENDED
                                   ----------------------------------
                                   OCTOBER 3,   JANUARY 2,   APRIL 3,
                                      1998         1999        1999
                                         (DOLLARS IN THOUSANDS)
Total Revenues...................   $34,456      $25,360     $56,804
Gross Profit(a)..................   $14,714      $10,243     $27,835
Income (loss) from operations....   $ 2,166      $  (192)    $ 7,644
Net income (loss)................   $ 1,181      $  (310)    $ 4,570
Quarterly total revenues as a
  percentage of annual
  total revenues.................      26.0%        19.1%        N/A
Quarterly operating income (loss)
  as a percentage of annual
  operating income...............      20.8%        (1.9)%       N/A
Quarterly operating income (loss)
  as a percentage of quarterly
  total revenues.................       6.3%        (0.8)%      13.5%
Stores open at end of period.....        71           77          81

-----------------------------
(a) Net of buying, distribution and store occupancy costs.

YEAR 2000 COMPLIANCE

     The Year 2000 issue results from the writing of computer programs using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations. In this section we will describe our current state of readiness for the Year 2000 issue and other information relating to the Year 2000 issue.

  WILL DAVID'S BRIDAL BE READY?

     Information Technology Systems--Our core information technology system is the STS integrated retail system. The system supports our major business functions, including merchandise planning, finance and accounting, and point of sale systems. With STS we have completed an analysis of all modules included in this retail system to insure that they are Year 2000 compliant. Year 2000 remediation has been completed for all STS modules except for point of sale and decision support. The decision support remediation solution has been issued for implementation and is scheduled to be completed in the second quarter of 1999. The point of sale remediation is being tested and is scheduled to be completed in the third quarter of fiscal 1999.

     Our other information technology systems are either internally developed legacy systems or "off the shelf" applications. The most significant legacy system is our distribution system, which supports distribution center operations and inventory transfers among stores. Our new warehouse system, which will replace our distribution system will be Year 2000 compliant. We have scheduled this new system to be implemented in the third quarter of fiscal 1999. Other legacy systems support special order warehouse processing allocation and replenishment systems. Our assessment of the Year 2000 readiness of these systems is underway, and remediation is expected to be completed in the third quarter of fiscal 1999. Our "off the shelf" applications have been inventoried and assessed for compliance. In all instances the applications are compliant, scheduled for remediation or not critical to the daily operations or decision support processes. We do not believe that non-compliance of "off the shelf" applications would materially adversely affect our operations.

     Non-Information Technology Systems--Non-information technology systems are systems that contain embedded technology such as microcontrollers. Our non-technology systems include security systems, fax machines, elevators and HVAC systems. Our preliminary assessment of non-information technology indicates that the non-information technologies do not have embedded date functions for the models utilized in our corporate and field facilities and, therefore, are not subject to Year 2000 issues.

     Material Third Party Relationships--We have made inquiries of our principal suppliers and service providers to determine the effect on our business if these third parties fail to remediate their own Year 2000 issues. These parties include our joint venture partner that manages the procurement of merchandise from Asia and our merchandise and business service vendors, such as telecommunications and credit and processing companies. All principal suppliers and service providers have been contacted by us to assess compliance efforts and the risk to us related to Year 2000 issues. These communications were completed either by direct mail, electronic mail, or researching Year 2000 Internet sites. We have received replies from approximately 75% of our merchandise vendors, and each has either provided a statement regarding the status of their compliance or signed a statement provided by us regarding the status of their compliance. These communications are retained in our Year 2000 archives in order for us to monitor the progress these third parties are making to remediate their Year 2000 issues. The assessment of the remaining 25% is in-progress with an expected completion date of May 1999. We have considered the responses from all of our service vendors and are in the process of remediating non-compliant systems.

  HOW MUCH WILL IT COST TO ADDRESS YEAR 2000 ISSUES?

     We have entered into a contract with an external contractor to provide business solutions for a portion of our efforts to address year 2000 issues. The scope of the contract includes network, server and desktop remediation at all corporate facilities and the installation of a point-of-sale upgrade, provided by STS, our point-of-sale software vendor, at store level. In addition, the contractor will complete an independent certification of important vendors who have provided us with Year 2000 letters of compliance to validate risk and cost estimates. We have assigned one full time employee to manage the Year 2000 project team. The project team is comprised of seven of our employees, each of whom represents one of our principal business units. The team meets on a weekly basis to assess our progress and reports on a biweekly basis to our Year 2000 committee which is comprised of several members of executive management.

     Through April 3, 1999, we have incurred approximately $5,000 in remediation costs, exclusive of employee time and effort, associated with Year 2000 issues. All of these costs relate to upgrades to the STS retail system. We estimate that an additional $600,000 will be incurred during the remainder of fiscal 1999 to complete our Year 2000 remediation. The significant components of this cost includes $100,000 to upgrade our point-of-sale system, $115,000 to remediate our network hardware, $75,000 for application software remediation, $50,000 for Year 2000 testing of systems and software and $40,000 on vendor supply chain compliance.

  WHAT ARE THE POSSIBLE CONSEQUENCES OF YEAR 2000 ISSUES CONFRONTING DAVID'S BRIDAL?

     If STS is unable to remedy non-compliant modules, we will have to process key business functions with less efficient systems. These key business functions include the following functions:

     - Merchandising
     - Finance and Accounting
     - Point-of-Sale
     - Distribution
     - Replenishment

     The current point-of-sale system supports the sales and returns of merchandise, inventory receipts, transfer of merchandise between locations and price change functions. This information is collected through a nightly polling process initiated from our corporate data center. The system also supports credit authorization and settlement processing with our financial settlement vendors. In the case where the point-of-sale system is not available, we anticipate that manual processing would be necessary at the store level. In addition, manual processing and recording of information would be required for accurate financial reporting. If credit services were not available the store would initiate manual telephone authorizations and batch settlements. These efforts would be manually intensive and would result in a delay in daily financial reporting. The utilization of these manual processes on a broad scale would substantially disrupt our operations and would involve substantial cost.

     The failure to have the new warehouse management system implemented on a timely basis could disrupt the movement of inventory into and out of our distribution center and our ability to transfer gowns from store to store. This could have an adverse effect on our ability to supply merchandise on a timely basis, and therefore on our revenues. The remediation of our current distribution system is part of the new warehouse management system project plan and we would rely on this remediation if the new warehouse management system is not completed on schedule. We do not believe that difficulties with regard to our other legacy systems would materially adversely affect our operations.

     If our joint venture partner or a large number of our merchandise vendors are not Year 2000 compliant, our ability to purchase merchandise and take delivery of merchandise on a timely basis may be materially adversely affected. If our business service vendors are not Year 2000 compliant, a variety of functions essential to the operation of our business, such as telecommunications, could be severely impaired. If our telecommunications and credit card processing service providers are not Year 2000 compliant on a timely basis, our operations could be materially adversely affected. If our telecommunication providers are not compliant, we would be required to migrate our service to a compliant vendor. If our credit card processor is not compliant, we would be required to approve and settle credit requests manually. This may require the imposition of credit limits in the absence of direct approval by the credit card processor, a highly cumbersome process when applied to individual sales.

  WHAT ARE DAVID'S BRIDAL'S CONTINGENCY PLANS?

     Our new distribution system, scheduled for implementation in September 1999, is designed to remediate Year 2000 distribution and allocation system issues. As a contingency, the project schedule includes a plan to remediate the current systems.

     Remediation of our point-of-sale systems is scheduled for June 1999. Our contingency plan is to apply additional store staff to process transactions manually and to use additional staff at our headquarters to ensure accurate financial reporting. The contingency procedure will be paper based, manually intensive, slower and more costly.

     We have not yet established a contingency plan with respect to non-compliant STS modules or telecommunications service providers. If, by the end of the third quarter of fiscal 1999, we determine that a contingency plan is required with regard to non-compliant STS modules or telecommunications service providers, we will formulate a contingency plan, which we anticipate will be completed by the end of the fourth quarter of 1999.

INFLATION

     We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. We cannot predict what effect inflation will have in the future. Our operating results may be materially adversely affected by future inflation.

                                    BUSINESS

OVERVIEW

     We are a leading retailer of bridal gowns and bridal-related apparel and accessories in the United States. We believe that we are the largest bridal retailer in terms of sales, operating 86 stores in 32 states as of May 13, 1999. We have created a distinctive shopping experience designed to attract a majority of potential bridal customers. We provide our customers with excellent value by offering a broad, in-stock assortment of bridal gowns and bridal-related apparel at popular prices, together with service that is designed to exceed customers' expectations.

     Our broad in-stock assortments enable us to offer the convenience of one-stop shopping for the bridal party, including brides, bridesmaids, mothers-of-the-bride and-groom and flower girls. We also offer a variety of special occasion dresses and accessories for events such as proms, pageants, homecomings and other formal affairs. We believe that the breadth and depth of our in-stock assortments in our primary bridal and bridal-related products far exceeds those of other bridal retailers. This belief is based upon our knowledge of the bridal business derived from discussions with manufactures, our principal suppliers and customers. Our in-house staff coordinates the design and, through a Hong Kong-based joint venture, procures virtually all of our bridal gowns. This results in lower product costs and a shorter time period between order and delivery than we have experienced in the past and allows us to more frequently update our product assortment. Our merchandising strategy is to target customers across a wide range of income levels and offer apparel of excellent value at everyday prices, typically ranging from $99 to $899. We recognize that the bridal customer expects a higher level of customer service than the typical retail customer. We seek to exceed our customers' expectations for service by providing attentive and knowledgeable sales assistance, convenient store design and extended hours of operation relative to other bridal retailers.

DESCRIPTION OF BRIDAL INDUSTRY

     According to the U.S. Department of Health and Human Services, since 1990 there have been an average of approximately 2.3 million marriages per year in the United States. This number is expected to increase during the next decade, as the children of the "Baby Boomer" generation reach adulthood. We believe that a substantial majority of marriages in the United States involve a formal wedding ceremony.

     Demographic surveys indicate that the age of brides is increasing. According to the U.S. Bureau of the Census, the median age of a bride in the United States has increased from 21 in 1970 to 27 in 1998. We believe that the trend towards older brides is continuing and has resulted in an increasing number of brides paying for some or all of their wedding expenses. As a result, brides place greater emphasis on value and service.

     Based on our research, we believe that a bride typically will spend approximately $700-800 for her wedding gown. Brides also usually purchase a headpiece, a slip and other foundation items, as well as accessories such as shoes and a handbag. The wedding party normally includes four or five bridesmaids, each of whom usually purchases a dress, shoes, handbag, jewelry and other accessory items.

     We believe the bridal market is highly fragmented, with approximately 7,500 stores nationwide, and estimate that less than five percent of bridal retailers operate more than one store. We estimate the domestic market for the various apparel and accessories purchased by brides, bridesmaids and other members of the bridal party to be in excess of $4 billion per year. Historically, no retailer has been dominant in the bridal retailing industry.

     The manufacture of a bridal gown requires a significant amount of skill and typically involves more than 100 hours of labor per gown. Due to this high labor component, most manufacturers contract with independent, locally owned and operated factories in Asia, predominantly in China, for production of the gown. The manufacturers sell to bridal retailers which have generally become highly reliant upon the manufacturers. In order to gain efficiency and reduce costs, some manufacturers often will not forward orders to the factories until they have received a minimum number of orders from bridal retailers. This delay in order placement and the labor intensive nature of bridal gown production contributes to the lengthy time period often experienced between order and receipt of a bridal gown.

     We believe that most bridal retailers are considerably smaller than most bridal manufacturers and do not have significant bargaining power with the manufacturers. Therefore, manufacturers can often exert a considerable amount of influence on bridal retailers. Typically, the manufacturers dictate the styles that will be available to the bridal retailers and require retailers to make a significant investment in samples of those styles during each selling season.

     Typically, bridal wear retailers offer a limited selection of bridal gowns and bridesmaid dresses and provide samples in only the most common sizes, typically size 8 or 10. In addition, they carry limited inventory, therefore customers generally cannot purchase bridal gowns and bridesmaid dresses "off-the-rack." The customer generally places a substantial deposit for her gown and waits for an extended period of time, often up to 20 weeks, before the gown arrives from the manufacturer. As a result, the traditional purchasing process involves a number of drawbacks for the customer, including the inability of most bridal customers to try on gowns in their sizes, the wait involved in the delivery process, and uncertainty relating to the appearance and fit of the final product. These factors can make the bridal shopping experience time consuming, inconvenient and stressful.

COMPETITION IN THE BRIDAL INDUSTRY

     The high level of service required by bridal customers and the difficulties of dealing with manufacturers make bridal retailing a challenging business. Currently, the bridal market can be categorized into four segments:

     Bridal Salons--This group includes the largest number of bridal retailers. Typically, these are single store operations managed by the owner. They offer a limited number of lines and sizes and generally operate a sample only, special order business. They may offer a limited selection of off-the-rack dresses. We believe that many of these operators have limited resources and little influence with manufacturers over style availability or order delivery times. These stores often have only limited hours of operation and require appointments. However, we face competition from bridal salons and other bridal retailers that compete on the basis of customer service and personalized attention, or that have established strong reputations within a given community.

     Bridal Warehouses--This relatively small group of stores sell limited assortments including old samples, discontinued styles and manufacturer overruns. They generally do not offer a full line of in-stock bridal apparel, although they may special order bridal wear. Store hours are typically more flexible than bridal salons, although service levels are low and these stores generally do not accept appointments. We can face competition from bridal warehouses in terms of prices.

     Department Stores--Several department stores offer bridal gowns and bridesmaid dresses in their own or leased departments and through their catalogs. These locations generally operate a sample-only, special-order business and tend to offer higher priced couture merchandise. Bridal department hours of operation are usually based on typical retail department store hours. Customer appointments are generally required. We also compete with department stores that sell through catalogs and that have substantially greater financial and other resources.

     Multi-Store Chains--There are a small number of bridal retail chains operating two or more stores in a region. These retailers may offer a selection of off-the-rack merchandise as well as the traditional sample model retailing offered by bridal salons and department stores. Store hours are generally flexible and customers may, in most cases, either walk-in or make an appointment.

     Bridesmaid and other special occasion dresses are available at a large number of retailers, including department stores and specialty dress retailers. In addition, because the complexity and customization involved in special occasion garments are usually far less than in bridal wear, customer service expectations are somewhat lower. However, retailers must devote care to insure that bridesmaid dresses are uniform in style and color for the entire bridal party. Because bridesmaid dresses are often selected by the bride, her overall satisfaction with the bridal retailer is a large factor in deciding whether to also purchase the bridesmaid dresses from the same bridal retailer.

BUSINESS STRATEGY

     Our principal strategies are as follows:

Offer a Wide Selection of In-Stock Bridal Apparel

     Our customer research reveals that bridal customers value selection more than any other single attribute in deciding where to shop for their wedding gowns. As a result, our merchandising strategy is to offer the broadest in-stock selection of bridal-related apparel. Of our total product assortment, approximately 225 of our best-selling styles, which we call our core assortment, are typically featured in our advertising and are maintained in stock, either in stores or in the distribution center. We believe these styles typically endure over time and result in less fashion risk and markdown exposure. We also provide special occasion dresses, headpieces and accessories, including shoes, handbags, jewelry and gloves to offer one-stop shopping to the entire bridal party. To meet the needs of additional customers, we are continuing to expand and refine our assortment in terms of number of styles, silhouettes, fabrics, prices and sizes.

     We produce our gowns under our own private labels, as well as under exclusive licenses with Gloria Vanderbilt and Oleg Cassini. We maintain a broad in-stock selection of bridal gowns in many sizes so that customers can often try on, purchase and take their gowns home on the same day. We believe that this provides us with a competitive advantage over typical bridal retailers whose bridal customers often wait up to 20 weeks for delivery of their gowns.

Offer Excellent Everyday Value

     Our pricing strategy is to offer our bridal gowns, flower girl, bridesmaid, mothers-of-the-bride and -groom and other special occasion dresses at everyday prices equal to or below comparable product offerings of our competitors. We target customers across a wide range of income levels and offer apparel at prices typically ranging from $99 to $899. The excellent value of our apparel, coupled with a wide in-stock selection and high level of customer service, are key elements of our strategy. We are able to support our pricing strategy while maintaining attractive margins because we deal directly with the factories that manufacture the majority of our merchandise.

Control Product Design, Procurement and Distribution

     We design and obtain the majority of our merchandise directly from factories. Based on our in-house design expertise and our direct relationship with the factories that manufacture our merchandise, we are able to offer our customers a broad assortment of fashionable styles at popular prices, while maintaining high quality and fit standards. We have eliminated the middleman and established relationships with important manufacturers through our Hong Kong joint venture. This has significantly reduced the cost of our bridal gowns and related apparel and has shortened the time period between order and delivery that we have experienced in the past. Currently, the time between order and delivery is 8-12 weeks. This reduced order lead time enables us to replenish our merchandise quickly and react swiftly to fashion trends. By controlling the distribution of our product, we are able to:

     - reinforce our brand name, David's Bridal, in the eyes of our customers

     - provide a broad in-stock assortment of our products

     - control our pricing and flow of goods

     - test new products on an ongoing basis

Emphasize High Levels of Service

     We are committed to providing a high level of customer service. We believe this often leads to establishing an ongoing relationship with our customers and results in repeat and/or referral purchases. Key elements of our customer service include the following:

     - Attentive and knowledgeable personnel. We recognize that purchasing a wedding gown is an emotional experience, and that bridal customers expect a higher level of attentiveness and product knowledge than is typically provided by other apparel retailers. We understand that it is critical to have experienced, highly trained employees in this role. Our recruiting focus is to attract candidates with experience in the retailing of products requiring significant interaction with the customer, such as furniture, jewelry and cosmetics. We also provide initial training for our personnel as well as training on an ongoing basis. Finally, we regularly monitor service performance and customer satisfaction, and we have a compensation structure that rewards store management for sales performance and customer service.

     - Convenient store design and hours. Our store design encourages purchases in a customer friendly environment. Our current prototype, which exists in over half of our stores, averages approximately 10,000 square feet and has approximately 30 conveniently located fitting rooms and a central, well-lit mirrored platform. This prototype presents merchandise in a highly accessible format and enables us to provide personalized service and to cross-merchandise related accessories. Our stores are open during convenient hours, typically seven days a week, including evening hours on all weekdays. Unlike many bridal retailers who require appointments, we welcome customers to shop with or without an appointment.

     - In-store alterations service. As an added convenience for our customers, all of our stores, except for two outlet stores, provide an in-store full service alterations department. This enables us to ensure that gowns and dresses are well-tailored. The alterations department can also be a crucial element in the sales process to enhance our relationship with the customer. We believe that on-site alterations is a significant competitive advantage because most retailers do not provide this service on-site.

Open Stores in New and Existing Markets

     Our store expansion strategy is to continue our geographic diversification throughout the United States and to open additional stores in existing markets. We believe this should create greater access and convenience for our customers and increase the efficiency of our marketing, distribution and management expenses. We opened 12 stores in fiscal 1996, 11 stores in fiscal 1997 and 18 stores in fiscal 1998. No stores were closed during this period, other than relocations within the same market. We plan to open approximately 22 stores in fiscal 1999 and 22-25 stores in fiscal 2000. As of May 13, 1999, we have already opened nine of the stores we plan to open in fiscal 1999.

Increase Sales Productivity of Existing Stores

     We employ two complementary strategies to increase the productivity of our existing stores. First, we seek to increase the flow of traffic into our stores by increasing consumer awareness of our brand. Through our multi-media marketing strategy and our continuing geographic expansion, we strive to establish David's Bridal as the dominant national brand name in bridal retailing. In addition, the bride typically determines where the bridesmaid dresses are purchased. As a result, we strive to create a favorable experience for the bride. This enhances our ability to outfit her bridesmaids as well as other members of the bridal party, and encourages referrals, a significant factor in generating additional business.

OUR MERCHANDISE ASSORTMENT

     We carry an extensive assortment of bridal gowns and other special occasion dresses, including mother-of-the-bride and -groom, bridesmaid, flower girl and other dresses. Our average store carries approximately 2,600 gowns and dresses including our core assortment plus numerous other styles. Our non-bridal dresses are often suitable for a variety of occasions. We also carry a broad assortment of headpieces and other accessories to satisfy the needs of the bride and the entire bridal party. Our merchandise is classified in the following merchandise categories:

CATEGORY                                      DESCRIPTION                       TYPICAL PRICE RANGES
Bridal Gowns............  Hundreds of styles are available in all stores in          $199-$899
                          sizes 2-26. Gowns represent current fashion trends
                          as well as traditional looks. Styles range from
                          simple and elegant to highly embellished. Fabrics
                          include silk, satin, chiffon, tulle and organza.
Bridesmaid Dresses......  Through both in-store inventory and rapid                   $99-$250
                          fulfillment through our distribution center,
                          customers can select from over 100 styles that
                          include a variety of colors and fabrics available in
                          sizes 2-24. An additional special order program is
                          available for sizes up to 48.
Other Dresses...........  A broad assortment of mothers-of-the-bride and              $99-$298
                          -groom and special occasion dresses is available in
                          sizes 2-24. Fashion trends are represented in both
                          traditional and seasonal color palates.
Flower Girl Dresses.....  A broad assortment of styles is available in sizes          $99-$119
                          2-12. Fabrics include satin, tulle and organza.
Bridal Headpieces.......  A broad selection of headpieces, from informal              $69-$185
                          wreaths to long veils, that compliment bridal gown
                          styles.
Accessories and Gifts...  Undergarments (such as slips and bras), bridal and            $7-$79
                          fashion shoes, costume jewelry, gloves, handbags and
                          wedding gift items (such as candles, wedding books
                          and disposable cameras).

     To reduce risk, we test our apparel prior to rolling out new products to gauge customer appeal. We produce gowns under our own private labels, including Michelangelo, Lady Eleanor, St. Tropez and Santa Monica, as well as under exclusive licenses from popular fashion designers, Gloria Vanderbilt and Oleg Cassini. We believe these brands reinforce the exclusivity of our product offerings and enhance our store brand recognition.

     We believe that a crucial component of our success is our ability to satisfy the needs and preferences of bridesmaids in a timely fashion. Because a number of bridesmaid dresses of the same style and color are typically sold to a wedding party, stores may not carry sufficient quantities of bridesmaid dresses to permit off-the-rack purchases by the entire wedding party. We utilize rapid fulfillment from our distribution center to ensure that appropriate quantities and sizes of bridesmaid dresses in matching styles and dye lots can be made available within a short period of time. If necessary, we can special order dresses directly from factories with whom we have an established relationship. This enables members of the bridal party to purchase their bridesmaid dresses at different stores throughout the country while still ensuring that the dresses are consistent in style and color. This flexibility helps to improve merchandise turnover and reduce markdowns.

DEVELOPMENT AND PROCUREMENT OF BRIDAL AND BRIDAL RELATED APPAREL

     We control the production process for the majority of our products from design through distribution. We obtain virtually all of our bridal gowns and flower girl dresses from overseas manufacturers located principally in Asia.

     Our product development staff, together with our merchandising group, selects the fabrics, silhouettes, colors and price ranges for our designs. Our in-house design staff interprets industry trends and develops exclusive designs for our stores. Unlike most manufacturers which update their lines only two to three times per year, we design and develop styles for our customers continually throughout the year.

     We do not operate any manufacturing plants. We have established relationships with important manufacturers through our Hong Kong joint venture. Our joint venture partner is responsible for identifying the providers of and for the purchasing of our bridal gowns and for ensuring that manufacturers adhere to design and other business standards. We select manufacturers based on their ability to support our growth, meet defined quality and fit standards and make timely deliveries. These strategic relationships reduce our product costs and shorten the time between order and receipt. They also enable us to avoid depending on traditional bridal manufacturers which can dictate the styles, quantities and order lead times.

     For bridesmaids dresses, we either procure the products directly from factories or purchase them from domestic dress manufacturers. We have implemented a system for our bridesmaid dresses that monitors and controls the production process from the acquisition of piece goods through final delivery. Bridesmaids dresses that are not sourced through this system are purchased from traditional domestic dress manufacturers.

     We purchase other special occasion merchandise and accessories from a variety of domestic vendors.

STORE DESIGN AND STAFFING

     Our store design encourages purchases in a friendly environment. Most of our stores range in size from 8,000 to 12,000 square feet. Our current prototype, which exists in over half of our stores, averages approximately 10,000 square feet and has approximately 30 conveniently located fitting rooms and a central, well-lit mirrored platform. This prototype presents merchandise in a highly accessible format and enables us to provide personalized service and to cross merchandise related accessories.

     A typical store has 16-18 employees, including:

     - a store manager

     - an assistant manager

     - a lead customer service representative

     - an alterations manager

     - bridal consultants

     - seamstresses

     - other support personnel.

     We believe that appropriate personnel training is critical to ensure high levels of customer service expected by purchasers of bridal wear. Accordingly, we have developed a comprehensive training program for our personnel that is supported by a training staff located at designated regional training stores. This training staff focuses on the areas of product knowledge, sales techniques and key elements of excellent service that we require. Management candidates for a new store are typically hired approximately three to six months in advance. During this period, a management candidate is expected to complete our formal training program. In addition, the candidate is required to spend a considerable amount of time in a store to gain experience in all facets of operations and learn selling and management techniques appropriate for our stores. Management candidates for existing stores must successfully complete a six week training program before they assume store manager or assistant manager responsibilities. Supplemental training is provided periodically to managers and assistant managers.

OUR APPROACH TO CUSTOMER SERVICE

     We strive to provide a level of service that exceeds our customers' expectations. We believe that referrals are a principal source of new customers. We have found that customers who are pleased with their experience are more likely to refer others to our stores. They are also more likely to consider our stores to satisfy their future special occasion needs.

     Our principal customer service focus is the relationship between the customer and her bridal consultant. Our bridal consultants typically have experience in selling items requiring a high degree of interaction with the customer and have completed our training program. They are expected to be highly attentive to each customer's needs and to assist them throughout each stage of the purchase process, from selecting a style to altering their gown. Since the purchase decision may involve several visits to the store, bridal consultants place follow-up telephone calls to customers to maintain contact with them and thereby increase the likelihood of a return visit. After a purchase, bridal consultants are expected to continue to contact customers to build an ongoing relationship and enhance our ability to extend sales to the entire bridal party.

     Other aspects of our operations underscore our commitment to customer service. We also facilitate the availability of credit to our customers by offering qualified customers a credit card from an independent financial services company. This independent financial services company makes all credit decisions, assumes all credit risk, processes all charge and credit slips, mails statements and maintains account information.

LOCATIONS AND EXPANSION

     As of May 13, 1999, we operated 86 stores in 32 states. Presently, we lease 84 of these sites and own the other sites. In addition, we have entered into lease agreements for the opening of 8 new stores. Two of our stores in Texas are outlet stores.

Alabama--1     Louisiana--1     North
Arizona--1     Maine--1         Carolina--3
California--3  Maryland--2      Ohio--5
Colorado--2    Massachusetts--2 Oklahoma--2
Connecticut--2 Michigan--3      Pennsylvania--7
Delaware--1    Minnesota--2     South
Florida--7     Missouri--1      Carolina--1
Georgia--3     Nevada--1        Tennessee--3
Illinois--5    New Jersey--6    Texas--6
Kansas--1      New Mexico--1    Utah--1
Kentucky--1    New York--6      Virginia--4
                                Wisconsin--1

     In determining store locations, we consider, among other things, the population in a metropolitan market, marriage rates, household income levels and the availability of suitable sites. We currently seek locations in high traffic areas with convenient access to major commercial roads. We typically open stores in larger strip centers with one or more larger and well-recognized tenants, in stand-alone locations with high visibility and near regional shopping malls. We believe that our strategy of selecting highly visible sites enables us to build additional brand awareness.

     The cost of opening a store in fiscal 1998, was approximately $720,000. This amount includes approximately $260,000 of inventory, approximately $430,000 for leasehold improvements and fixtures, prior to tenant improvement allowances, if any, and approximately $30,000 for pre-opening expenses. We expense our pre-opening expenses as they are incurred. Our cost to open new stores will vary in the future. Our costs will depend on factors such as local construction expenses, changes in store format and tenant improvement allowances.

     We continually evaluate our existing real estate positioning. Based on demographic trends and shifts in traffic patterns, we may occasionally relocate stores. In addition, as our store design evolves, some of our older, smaller stores may be relocated and conformed to our new prototype. Three stores were relocated in fiscal 1998 and we plan to relocate three stores in 1999.

     Our headquarters are located in Ardmore, Pennsylvania and consist of approximately 16,000 square feet. We have leased these offices through June 2000. We may move our headquarters to a larger facility within the next 12 months.

     We expect to relocate our offices to larger offices within the next 18 months. If we purchase our new offices, we anticipate funding the purchase through mortgage financing and cash from operations.

OUR MARKETING STRATEGY

     We employ a multi-media marketing strategy that uses magazines, television, radio, newspaper and our internet website. We also actively use our product catalog, which we make available to walk-in shoppers, mail directly to potential customers and distribute at bridal fashion shows to reinforce the breadth of our assortment and to facilitate sales.

     Our industry research indicates that many brides-to-be purchase one or more bridal magazines shortly after becoming engaged. We believe that we are among the largest advertisers in two of the largest national bridal magazines. Our extensive advertising in these magazines, which can consist of up to 30 pages per magazine, enables us to showcase style, variety and value of our merchandise. We believe that we are the only bridal retailer that advertises on a national basis in these magazines. We also advertise in regional bridal magazines in many of our markets. Because of the availability of customer information and the ease of access to our target market through multi-media, we are able to deploy our marketing dollars efficiently.

     Television and radio advertising supplement our regional efforts. We generally direct our television advertising to regional markets. In addition, selected national television advertising is purchased to target audiences of 18-35 year old women. Radio advertising is utilized selectively, particularly in areas where the cost of television advertising can be very expensive. Our radio and television advertising further emphasizes our brand and enables us to advertise special events, grand openings and sales. We believe that this advertising provides a competitive advantage over most bridal retailers who do not advertise on radio or television.

     We also utilize direct mail to enhance brand awareness and promote select events. A significant direct mail tool is our product catalog, which is mailed to targeted lists of recently engaged brides-to-be. We obtain lists of potential bridal and special occasion customers from our own bridal registry and from lists that we purchase from regional bridal magazines and other third parties. We distributed over 500,000 copies of our catalogs in fiscal 1998.

     In December 1998, we launched our website, www.davidsbridal.com, which allows customers to register with us online and subsequently receive information on upcoming store events. On the website, customers can browse our catalog and identify our store nearest to them using a state-by-state store locator.

     Our public relations efforts are designed to emphasize our leadership role in the bridal industry. Because we are the only national bridal chain, we are often called on as an authority on bridal fashion and retailing trends. Our spokespersons have made many television appearances during which they have discussed current fashion trends for bridal and special occasion attire.

     Additionally, we focus our marketing efforts on community, social, educational, religious and cultural organizations. We cooperate with these organizations by participating in local bridal and fashion shows, speaking engagements on fashion trends and other special events.

DISTRIBUTION AND INVENTORY MANAGEMENT

     Our distribution center is located in Conshohocken, Pennsylvania. We leased a 30,000 square foot distribution center in 1996, which was expanded to 54,000 square feet in 1998. Currently, this facility ships over half of our merchandise items to our stores, five days a week via third party delivery services. The remaining merchandise is shipped directly from suppliers to our retail stores.

     Our distribution center utilizes a management information system to inspect and monitor shipments to our stores. The system facilitates the timely delivery of store shipments and the accurate accounting and balancing of inventory among stores. We are typically able to make gowns, dresses and other products that are not in stock in a particular store available to customers within 3-5 weeks of purchase, a much shorter time period than the 12-20 weeks that we estimate is usual in our industry. Once a delivery arrives at a store, inventory items are inspected, sorted and placed on the selling floor by in-store personnel. We have been able to reduce the amount of inventory that we must carry at our stores by using the distribution center to support merchandise replenishment and our rapid fulfillment program for bridesmaid dresses.

     We believe that we will need to continue to increase the use of our rapid fulfillment program as we expand the breadth of our assortments. Accordingly, our distribution center will increase in importance as a greater portion of our sales are fulfilled from inventory in our distribution center. In early 1998, we completed the development of an inventory replenishment system that is designed to further improve service levels and turnover in various accessory categories. This system, which is linked to our distribution center and our merchandise systems, facilitates the replenishment of merchandise upon sale. During fiscal 1998, this system was used to replenish accessory items. We have recently expanded the use of this system to replenish our bridal gowns and expect to further expand the use of this system to replenish other products that are back-stocked by our distribution center.

     We lease our distribution facility under a lease that expires in December 2002. We have the option to renew this lease through December 2005. We believe that our distribution center, which was expanded in March 1998, will be sufficient to meet our expected needs for the next two years based on our current expansion plans. However, we may add an additional distribution center in another geographic region or require additional space in our current facility.

MANAGEMENT INFORMATION SYSTEMS

     We seek to maintain management information systems that provide high quality information and that enable us to manage and control our business.

     Our operational systems are based on an STS fully integrated retail system. This system operates in a UNIX environment on an IBM RISC 6000 and supports all major business functions including sales, purchase order management, distribution, store transfer, inventory control, merchandise planning and financial systems. At the store level, we utilize a point-of-sale system that includes bar code scanning capability, price look-up and dial-up credit authorization, check authorization and financing authorization. This system also supports a number of non-sales functions including inventory receipt, store transfer, markdown notification, return to vendor, UPC look up and style locator function. Our management information system is integrated among all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment and financial systems. Stores are polled nightly, which supports the analysis of detailed sales and merchandise information. Our management information systems have also been supplemented with systems tailored for us such as our special order and an STS EnVue systems. EnVue provides a merchandise data warehouse that enables us to better analyze and improve our merchandise performance.

     We are expanding our current hardware and network infrastructure, including the development of an improved inventory management communications infrastructure and the creation of data warehouses for store, marketing and customer information to improve controls and enhance sales and operational capabilities. We also intend to upgrade our systems to accommodate our planned marketing strategy and inventory management, including the implementation of a new warehouse management system. We will also seek to expand our store bridal registry information to enhance communications with customers and target our promotions. See "Risk Factors -- If our management information systems are disrupted or we are not able to effectively upgrade and expand our management information systems, our profitability, business operations and expansion could be adversely affected."

EMPLOYEES

     We had a total of approximately 2,200 employees as of April 3, 1999. Approximately 820 were part-time employees. None of our employees are covered by collective bargaining agreements. We consider our relations with our employees to be satisfactory.

LEGAL PROCEEDINGS

     We are involved in litigation that we believe ordinarily accompanies a retail business. A competitor has advised us that it believes that three of our wedding gown styles infringe the trade dress of, and unfairly compete with, three of the competitor's gown styles. The competitor has threatened several actions, including the institution of litigation. We emphatically deny these allegations and will vigorously defend any legal claims that are asserted by this competitor. These three styles are not material to our overall product line or our profitability.

     We do not believe that any of our pending or threatened litigation will result in an outcome that would materially adversely affect our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our directors and executive officers:

NAME                                        AGE                     POSITION
Steven H. Erlbaum.........................  50     Chairman of the Board
Robert D. Huth............................  53     Chief Executive Officer, President and
                                                   Director
Philip Youtie.............................  51     Executive Vice President, Bridal Product
                                                   Development/Sourcing
Edward S. Wozniak.........................  53     Senior Vice President and Chief Financial
                                                   Officer
Marlene Karp..............................  49     Senior Vice President, General Merchandise
                                                   Manager
Susan Zeitz...............................  42     Senior Vice President, Marketing
Kathy L. Kennedy..........................  43     Senior Vice President, Sales
Fred A. Postelle..........................  53     Senior Vice President, Human Resources
Gary E. Erlbaum...........................  54     Secretary, Treasurer and Director
Michael C. Erlbaum........................  53     Director
Robert B. Calhoun, Jr. ...................  56     Director
Steven J. Sidewater.......................  55     Director
Eugene P. Lynch...........................  37     Director

     Prior to this offering, Steven H. Erlbaum served as our Chairman and Chief Executive Officer. Upon consummation of this offering, Robert D. Huth, who has been primarily responsible for running our day-to-day operations and has served as our President and Chief Operating Officer since joining us in 1995, will become our Chief Executive Officer and President. Steven H. Erlbaum will continue as our Chairman of the Board and become a consultant to our business. This will complete a transition that has occurred gradually over the past three years.

     Steven, Gary and Michael Erlbaum are brothers. There are no other family relationships among the directors and executive officers.

     Our articles of incorporation divide our board of directors into three classes, with each director serving for a three-year term. Eugene P. Lynch and Steven J. Sidewater are in a class of directors with a term ending at the annual meeting of shareholders held in 2000. Robert B. Calhoun, Jr., Gary E. Erlbaum and Michael C. Erlbaum are in a class of directors with a term ending at the annual meeting of shareholders held in 2001. Robert D. Huth and Steven H. Erlbaum are in a class of directors with a term ending at the annual meeting of shareholders held in 2002. To the extent there is an increase in the number of directors, we will distribute the additional directorships so that, as nearly as possible, each class will consist of an equal number of directors. We intend to appoint or elect one additional independent director within 90 days after the completion of this offering.

     Under a stockholders agreement among all of the current shareholders that terminates upon the completion of this offering, The Clipper Group has designated three directors, and the remaining shareholders have designated the other four directors. Messrs. Huth, Calhoun and Lynch have been designated by The Clipper Group. Steven H. Erlbaum, Michael C. Erlbaum, Gary E. Erlbaum and Steven J. Sidewater have been designated by the other shareholders.

     Our current directors and executive officers, along with their backgrounds, are as follows:

     Steven H. Erlbaum has been our Chairman of the Board and Chief Executive Officer since 1990 and is a co-founder of David's Bridal. Mr. Erlbaum is also a private investor in real estate and other private business ventures and was a founder of Mr. Goodbuys, a chain of home improvement retail stores.

     Robert D. Huth has been our President, Chief Operating Officer and one of our directors since July 1995. Mr. Huth has been primarily responsible for running our day-to-day operations since joining us in 1995. Prior to joining us, from 1987 to 1995, Mr. Huth was the Executive Vice President and Chief Financial Officer of Melville Corporation, a specialty retailer operating diversified businesses. Mr. Huth also served on the Melville Board of Directors. From 1971 to 1987, Mr. Huth practiced accounting at KPMG Peat Marwick where he became a partner in 1981. Mr. Huth also serves on the board of directors of Stage Stores, Inc.

     Philip Youtie has been our Executive Vice President of Bridal Product Development/Sourcing since 1990. Mr. Youtie was our co-founder in 1990. Prior to our founding, Mr. Youtie was President of David's by Minerva, a chain of bridal shops based in Florida. Mr. Youtie was First Vice President and co-founder of the Bridal Marketing Association of America and has served on the advisory panel of Modern Bride magazine.

     Edward S. Wozniak has been our Senior Vice President and Chief Financial Officer since April 1998. Mr. Wozniak was Senior Vice President, Chief Administrative Officer of Things Remembered, Inc., a subsidiary of Cole National Corporation, from November 1996 through April 1998. Mr. Wozniak served as Vice President, Chief Financial Officer and Secretary of Egghead, Inc., a computer software and hardware provider, from May 1996 to November 1996. From 1990 through April 1996, Mr. Wozniak was employed by Thom McAn Shoe Company, a division of Melville Corporation, most recently as Senior Vice President and Chief Financial Officer.

     Marlene Karp has been our Senior Vice President, General Merchandise Manager since July 1996. Previously, Ms. Karp served as General Merchandise Manager for the retail outlet division of Spiegel, Inc. from June 1995 until July 1996. Ms. Karp was the Divisional Merchandise Manager for Spiegel's retail outlet division from September 1993 through June 1995. From March 1989 through April 1992, Ms. Karp was Divisional Merchandise Manager at Mervyn's.

     Susan Zeitz has been Senior Vice President of Marketing at David's Bridal since February 1998. From June 1996 to February 1998, Ms. Zeitz managed her own brand marketing consulting company. From 1990-June 1996, Ms. Zeitz was Vice President of Marketing and New Business Development at The Franklin Mint. From 1988 to 1990, Ms. Zeitz was Director of Marketing at Revlon, Inc. From 1982 to 1988, Ms. Zeitz held several brand marketing and product development positions at Elizabeth Arden, Inc.

     Kathy L. Kennedy has been our Senior Vice President, Sales since January 1996. From 1986 through January 1996, Ms. Kennedy held various positions with Casual Corner and Group, including Regional Director from 1994 to 1996, Regional Manager from 1990 to 1994, and District Manager from 1986 to 1990.

     Fred A. Postelle has been our Senior Vice President, Human Resources since July 1998. From September 1995 through July 1998, Mr. Postelle served as a human resources consultant to us. Prior to joining us, Mr. Postelle served as Senior Vice President, Human Resources of Woodward & Lothrop/ John Wanamaker in Washington, D.C. from January 1995 through September 1995. From 1993 to 1995, Mr. Postelle served as Senior Vice President, Human Resources at Goody's Family Clothing and from 1990 through 1993, he was Vice President, Corporate Human Resources at Melville Corporation.

     Gary E. Erlbaum has been our Secretary and one of our directors since August 1992. Since 1983, Mr. Erlbaum has been involved in real estate and other business ventures. Mr. Erlbaum is also a director and a member of the executive committee of DBT Online, Inc., an on-line provider of database services. Mr. Erlbaum also serves as a director of several privately owned companies.

     Michael C. Erlbaum has been one of our directors since January 1994. Mr. Erlbaum has been the President of Floors, USA, a retail floor covering chain, since 1976. Mr. Erlbaum is also the President of MCE Associates, a real estate firm.

     Robert B. Calhoun, Jr. has been one of our directors since July 1995. Mr. Calhoun is a founder and has been a Managing Director of Monitor Clipper Partners, Inc. since its formation in June 1997.

Mr. Calhoun also founded The Clipper Group, L.P. in 1990 and has served as its President since such date. Prior to forming The Clipper Group, Mr. Calhoun was a Managing Director of Credit Suisse First Boston Corporation, which he had joined in 1965. Mr. Calhoun also serves on the boards of directors of Avondale Incorporated, Hvide Marine, Inc., Interstate Bakeries, Inc. and TravelCenters of America, Inc., as well as several privately-held companies.

     Steven J. Sidewater has been one of our directors since August 1992. Mr. Sidewater is currently President of RP Management, a real estate holding and management company, a position he has held since June 1991. Mr. Sidewater served in various capacities at Charming Shoppes, Inc. for approximately 25 years, including President, Chief Operating Officer and Vice Chairman of the board of directors from 1988 through 1990.

     Eugene P. Lynch was one of the founders of The Clipper Group where he has been a Managing Director since 1993. Prior to joining The Clipper Group, Mr. Lynch was a Vice President of Credit Suisse First Boston, which he joined in 1983. Mr. Lynch also serves as a director of AVTEAM, Inc., Owosso Corp., TravelCenters of America, Inc. as well as several privately-held companies.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has a compensation committee comprised of Steven H. Erlbaum, Steven J. Sidewater and Robert B. Calhoun, Jr. The compensation committee is responsible for the administration of all salary and incentive compensation plans for all of our officers, including bonuses and options granted under our stock option plan. Within 90 days following the consummation of this offering, we plan to elect an audit committee consisting of at least two independent directors. It is anticipated that the audit committee will be responsible for reviewing with our management our financial controls and accounting and reporting activities. In addition, the audit committee will review the qualifications of our independent auditors, make recommendations to our board of directors regarding the selection of independent auditors, review the scope, fees and results of any audit and review any non-audit services and related fees.

DIRECTOR COMPENSATION

     We will reimburse our directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. We also intend to pay cash fees or grant stock options to non-management directors for attendance at meetings, in such amounts as may be determined by our board of directors from time to time. In addition, effective upon the consummation of this offering, Steven H. Erlbaum will continue as Chairman of the Board and become a consultant to us for a three year term. He will be paid a consulting fee in each of the first two years of $425,000. In addition, he will receive a fee of $200,000 for the third year. Gary E. Erlbaum has assisted us, and will continue to assist us, in bank financing, real estate matters and as a liaison with legal counsel. He has received aggregate cash compensation of $60,600 in fiscal 1997 and $68,748 in fiscal 1998. We intend to continue compensating Gary E. Erlbaum for his services.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation paid by us to our chief executive officer and our four other most highly compensated executive officers (the "named executive officers") for services rendered to us during fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                        ALL OTHER
                                               ANNUAL COMPENSATION                   COMPENSATION(A)
                                 ------------------------------------------------    ---------------
                                                                   OTHER ANNUAL
NAME AND POSITION                YEAR    SALARY($)    BONUS($)    COMPENSATION($)
Steven H. Erlbaum..............  1998    $425,000      $   --         $    --             $ 924
  Chairman of the Board and
  Chief Executive Officer
Robert D. Huth.................  1998     400,000          --              --               985
  President and Chief Operating
  Officer
Philip Youtie..................  1998     183,000      38,659              --               518
  Executive V.P. Bridal Product
  Development/Sourcing
Marlene Karp...................  1998     177,300      45,630          40,470             1,000
  Senior V.P., General
  Merchandise Manager
Kathy L. Kennedy...............  1998     153,650      39,293              --             1,000
  Senior V.P., Sales

---------------
(a) Represents our contributions for the account of the named executive officers under the David's Bridal 401(k) Plan and Trust.

     Effective on the date of this prospectus, we expect to grant a stock option to purchase 106,056 shares of our common stock to Steven H. Erlbaum, and a stock option to purchase 106,056 shares of common stock to Robert Huth, at an exercise price equal to the price at which shares of our common stock are sold in this offering. These options will be immediately exercisable. In addition, effective upon completion of this offering, we expect to grant a stock option to purchase 190,418 shares of our common stock to Robert Huth, at an exercise price equal to the price at which shares of our common stock are sold in this offering. These options will vest on the third anniversary of the date of grant.

     The following table contains information regarding stock options held at the end of the last fiscal year end by our Chief Executive Officer and our other named executive officers, none of whom were granted any stock options in fiscal 1998. The value of unexercised in-the-money options is based upon the initial public offering price of $13.00 per share.

                         FISCAL YEAR END OPTION VALUES

                                      NUMBER OF SECURITIES UNDERLYING     VALUE OF UNEXERCISED IN-THE-MONEY
                                      OPTIONS HELD AT JANUARY 2, 1999         OPTIONS AT JANUARY 2, 1999
                                      --------------------------------    ----------------------------------
NAME                                   EXERCISABLE      UNEXERCISABLE      EXERCISABLE       UNEXERCISABLE
Steven H. Erlbaum...................          --               --                   --                --
Robert D. Huth......................     441,900               --           $3,570,552                --
Philip Youtie.......................          --               --                   --                --
Marlene Karp........................      33,879           17,676           $  233,426          $121,788
Kathy L. Kennedy....................      51,555               --           $  355,214                --

STOCK OPTION PLAN

     Under our stock option plan, our designated employees or consultants and non-employee members of our board of directors may receive grants of incentive stock options and nonqualified stock options. The aggregate number of shares of our common stock that may be issued under the stock option plan is 2,450,000 shares. As of April 3, 1999, options to purchase 1,401,550 shares were outstanding under the stock option plan. In addition, effective on the date of this prospectus, we expect to grant stock options to purchase an aggregate of 762,530 shares of common stock. The maximum number of shares that may be subject to grants to any individual in 1999 is 330,000 shares, and for future years is 150,000 shares. Employees may receive incentive stock options or nonqualified stock options and restricted stock under the stock option plan. Non-employee directors and consultants may receive nonqualified stock options and restricted stock. If options terminate or expire, or if restricted stock is forfeited the shares attributable to such grants may again be subject to grants under the stock option plan. The stock option plan will terminate on September 30, 2005, unless sooner terminated pursuant to its terms.

     The stock option plan is currently administered by the compensation committee of our board. Grants and other actions by the committee are subject to ratification by the board of directors.

     The option price of an option may be equal to, greater than or less than the fair market value of a share of common stock on the date of grant, provided that:

     - the option price of an incentive stock option may not be less than the fair market value of a share of common stock on the date of grant and

     - an incentive stock option that is granted to a person who owns more than 10% of our stock or a subsidiary must have an option price of not less than 110% of the fair market of the common stock on the date of grant.

     The committee determines the term of each option, which cannot exceed ten years from the date of grant. However, an incentive stock option granted to a 10% shareholder may not have a term longer than five years from the date of grant.

     Unless the committee determines otherwise, upon a change of control where we are not the surviving corporation, outstanding options will be assumed by the surviving corporation and will continue to vest following the change of control. In other cases, unless the committee determines otherwise, outstanding grants will automatically vest in full in the event of a change of control. Alternatively, in the event of a change of control, the committee may require that grantees surrender their outstanding options in exchange for payment by us, in cash or common stock, of an amount equal to the amount by which the fair market value of the common stock exceeds the option price.

     The committee may grant restricted stock with such vesting or other terms as the committee deems appropriate.

     A change of control will be deemed to occur if

     - any person acquires securities representing more than 25% of the voting power of our then outstanding securities or

     - shareholders approve an agreement providing for

        - a merger or consolidation where our shareholders immediately before the transaction will not hold, immediately after the transaction, more than 50% of the stock of the surviving corporation and where, immediately after the transaction, persons who were our directors immediately before the transaction do not constitute a majority of the board of the surviving corporation,

        - a sale of substantially all of our assets,

        - a liquidation or dissolution of our company,

        - any person begins a tender offer for 25% or more of our stock or

        - directors are elected such that a majority of the directors have been members of the board for less than two years, unless the election or nomination of the directors was approved by at least two-thirds of the directors then in office who were directors at the beginning of the period.

EMPLOYMENT AND CONSULTING AGREEMENTS

     We have entered into an employment agreement with Philip Youtie, effective on the date of this prospectus. The principal terms of the employment agreement are as follows:

     - Term: two years.

     - Base Salary: $200,000 in the first year, $210,000 in the second year.

     - Bonus: eligible for an annual bonus in accordance with our bonus plan.

     - Severance: in the event of termination of Mr. Youtie by us without cause, we will continue to pay Mr. Youtie's salary for the lesser of 12 months or the remaining term of the employment agreement.

     Mr. Youtie has also agreed to non-competition and non-solicitation covenants as set forth in his employment agreement.

     We have entered into an employment agreement with Robert D. Huth, effective upon completion of this offering. The principal terms of the employment agreement are as follows:

     - Term: three years.

     - Base Salary: $500,000 per year, subject to annual review by the Compensation Committee of the board of directors.

     - Bonus: eligible to participate in a bonus plan to be adopted by the Compensation Committee of our board of directors.

     - Severance: in the event of termination of Mr. Huth by us without cause, we will continue to pay Mr. Huth's salary over the 12 months following termination.

     - Options: Mr. Huth will receive options to purchase 190,418 shares of our common stock, at an exercise price equal to the price at which shares of our common stock are sold in this offering. These options will vest on the third anniversary of the date of grant.

     Mr. Huth has also agreed to non-competition and non-solicitation covenants as set forth in his employment agreement.

     We have entered into a consulting agreement with Steven H. Erlbaum, effective upon completion of this offering. The principal terms of the consulting agreement are as follows:

     - Term: three years.

     - Base Compensation: $425,000 in the first two years, $200,000 in the third year.

     - Bonus: eligible for a bonus based upon a comparison of actual to budgeted earnings for 1999.

     Steven H. Erlbaum has also agreed to non-competition and non-solicitation covenants as set forth in his consulting agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALES OF CLASS D PREFERRED STOCK

     On August 15, 1997, pursuant to the terms of a series of subscription agreements, we sold an aggregate of 686,402 shares of class D preferred stock for an aggregate purchase price of $5.0 million or $7.25 per share. These shares were sold to our existing shareholders, including 448,651 shares to The Clipper Group, an aggregate of 69,842 shares that are beneficially owned by Steven J. Sidewater, 36,371 shares to Michael C. Erlbaum, 24,317 shares that are beneficially owned by Gary E. Erlbaum. Each outstanding share of class D preferred stock will convert upon the consummation of this offering into 1.473 shares of common stock, or an aggregate of 1,011,070 shares of common stock.

MDR ASSOCIATES

     In December 1997, we purchased a one-third interest in MDR Associates LLC ("MDR") for $460,000. We borrowed this amount from Gary E. Erlbaum which loan was evidenced by a demand note that bore interest at 7.75%, and was repaid in full in January 1998. MDR owns a one-eighth interest in an aircraft. We made this investment to facilitate travel between our locations. On November 23, 1998, Steven H. Erlbaum and Gary E. Erlbaum repurchased our interest in MDR and reimbursed us for all expenses relating to MDR paid by us since December 1997. After such purchase, each of Steven H. Erlbaum, our Chief Executive Officer and Chairman of the Board, and Gary E. Erlbaum, a director, individually own a one-half interest in MDR and each is also responsible for one-half of such expenses allocated to MDR.

STOCK REDEMPTIONS

     On March 30, 1996, we redeemed 526,173 shares of our Class A Common Stock from Steven H. Erlbaum, for consideration equal to $3.76 per share. On March 30, 1996, we redeemed 271,055 shares of our Class A Common Stock from Gary E. Erlbaum, for consideration equal to $3.76 per share, and on October 24, 1996, we redeemed 77,252 shares of our Class A Common Stock from Gary E. Erlbaum, for consideration equal to $3.88 per share. On June 11, 1996, we redeemed 225,173 shares of our Class A Common Stock from Philip Youtie, for consideration equal to $5.33 per share, and on February 2, 1998 we redeemed 109,555 shares of our Class A Common Stock from Philip Youtie, for consideration equal to $5.94 per share.

FLOORS USA

     During fiscal 1997 and fiscal 1998 we purchased an aggregate of $159,056 and $297,217 in leasehold improvements from Floors USA. Michael C. Erlbaum, is the controlling shareholder of Floors USA. The terms upon which we purchased such leasehold improvements from Mr. Erlbaum are no more favorable to Mr. Erlbaum than those that are available from non-affiliated third-parties.

RELATED PARTY TRANSACTIONS

     Our board of directors has adopted a policy that we will not enter into any related-party transactions unless they are approved by the disinterested members of our board of directors and are on terms that are representative of the terms that are available from non-affiliated third-parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by:

     - Our chief executive officer, our four other most highly compensated executive officers and our directors

     - Each selling shareholder

     - All directors and executive officers as a group

     - Each person known to us to own beneficially more than 5% of our outstanding shares

     A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person beneficially owns shares underlying options that are presently exercisable or will become exercisable within 60 days of the date of this prospectus.

     As of April 23, 1999, there were 9,739,848 shares of our common stock outstanding and 7,543,817 shares of common stock issuable upon conversion of all outstanding preferred stock.

     To calculate a shareholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options beneficially owned by that shareholder. Options held by other shareholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our shareholders may differ.

     The table below assumes that the underwriters' have not exercised their over-allotment option. In addition, the symbol "*" means that the percentage is less than 1.0%.

                                          BENEFICIAL OWNERSHIP      NUMBER OF       BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING          SHARES           AFTER OFFERING
                                          --------------------      TO BE SOLD      --------------------
NAME                                       SHARES     PERCENT*   IN THIS OFFERING    SHARES     PERCENT*
EXECUTIVE OFFICERS AND DIRECTORS
Steven H. Erlbaum(a)....................  2,894,372     16.6%       1,205,427       1,688,945      8.8%
Philip Youtie(b)........................  1,533,057      8.9%         343,124       1,189,933      6.2%
Gary E. Erlbaum(c)......................  2,112,649     12.2%         778,443       1,250,514      6.6%
Michael C. Erlbaum(d)...................    733,404      4.2%         214,551         435,161      2.3%
Robert D. Huth(e).......................    547,956      3.1%          96,775         451,181      2.3%
Steven J. Sidewater(f)..................  1,036,072      6.0%         411,989         624,083      3.3%
Marlene Karp(g).........................     33,879        *               --          33,879        *
Kathy L. Kennedy(h).....................     51,555        *               --          51,555        *
Eugene P. Lynch.........................         --       --               --              --       --
Robert B. Calhoun, Jr.(i)...............         --       --               --              --       --
All executive officers and directors as
  a group (10 persons)(j)...............  8,942,944     49.6%       3,050,309       5,725,251     29.1%
FIVE PERCENT HOLDERS
The Clipper Group(k)....................  7,193,615     41.6%       2,457,621       4,735,994     24.9%

                                          BENEFICIAL OWNERSHIP      NUMBER OF       BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING          SHARES           AFTER OFFERING
                                          --------------------      TO BE SOLD      --------------------
NAME                                        SHARES     PERCENT*   IN THIS OFFERING    SHARES     PERCENT*
OTHER SELLING SHAREHOLDERS
The Vederman Family Partnership.........    518,305      3.0%         206,004         312,301      1.6%
Jon Erlbaum.............................     45,810     *              18,207          27,603     *
Marc Erlbaum............................     45,810     *              18,207          27,603     *
Daniel Erlbaum(l).......................     45,810     *              18,207          27,603     *
Michael Moore...........................     97,969     *              38,938          59,031     *
Shelly Shapiro(m).......................    217,264      1.3%          48,627         168,637     *
Mordechai Kafry(n)......................    152,388     *              60,567          91,821     *
First Union Corporation.................    489,997      2.8%         194,753         295,244      1.6%
Michael Erlbaum and Gary Erlbaum as
  Trustees under the Agreement of Trust
  of S.H. Erlbaum(o)....................    193,593      1.1%          83,692         109,901     *
Addwood Limited(p)......................    225,284      1.3%          89,540         135,744     *
Eileen Rae Winkler Youtie, Custodian for
  Haleigh R. Youtie.....................    108,720     *              24,333          84,387     *
Eileen Rae Winkler Youtie, Custodian for
  Maxwell Evan Youtie...................    132,288     *              29,608         102,680     *
Andrew Taussig(q).......................    220,950      1.3%          48,387         172,563     *

------------------------------
(a) Mr. Steven H. Erlbaum is our Chairman and Chief Executive Officer. His address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Includes currently exercisable options to purchase 106,056 shares of common stock granted on the date of this prospectus.

(b) Mr. Youtie is our Executive Vice President, Bridal Product Development Servicing. His address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Includes 14,273 shares of common stock held by Philip Youtie as custodian for Haleigh Youtie, 2,031 shares of common stock held by Philip Youtie as custodian for Maxwell Evan Youtie. Excludes 108,720 shares of common stock held by Eileen Ray Winkler Youtie as custodian for Haleigh Youtie and 132,288 shares of common stock held by Eileen Ray Winkler Youtie as custodian for Maxwell Evan Youtie. Mr. Youtie disclaims beneficial ownership of the shares held by Eileen Ray Winkler Youtie as custodian for each of Haleigh Youtie and Maxwell Youtie. Number of shares to be sold in this offering includes 3,194 shares to be sold by Philip Youtie as custodian for Haleigh Youtie, and 454 shares to be sold by Philip Youtie as custodian for Maxwell Evan Youtie.

(c) Includes 152,112 shares of common stock, and 35,818 shares of Class D Preferred Stock held by the Erlbaum Family LP and excludes 137,430 shares held by Mr. Gary Erlbaum's three children. Mr. Gary Erlbaum is the President of the general partner of the Erlbaum Family LP. Mr. Gary Erlbaum disclaims beneficial ownership of the shares held by his children. Includes 193,593 shares of common stock held by Michael Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Includes 450,441 shares of common stock held by Gary Erlbaum as Trustee for Adam Erlbaum Trust. Mr. Gary Erlbaum's address is 44 West Lancaster Avenue, Suite 250, Ardmore, Pennsylvania 19003. Mr. Gary Erlbaum is our Secretary and Treasurer and is a member of our board of directors. Number of shares to be sold in this offering includes 74,694 shares to be sold by the Erlbaum Family LP and 194,731 shares to be sold by Gary Erlbaum as Trustee for Adam Erlbaum Trust. Number of shares sold in this offering does not include 83,692 shares to be sold by Michael C. Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Beneficial ownership after the offering includes 109,901 shares of common stock held by Michael C. Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum.

(d) Includes 167,922 shares of common stock held by the MCE Family Limited Partnership. Mr. Michael C. Erlbaum is the general partner of the MCE Family Limited Partnership. Includes 193,593 shares of common stock held by Michael
    C. Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Mr. Michael C. Erlbaum is a member of our board of directors. Number of shares to be sold in this offering include 66,742 shares to be sold by MCE Family Limited Partnership. Number of shares to be sold in this offering does not include 83,692 shares to be sold by Michael C. Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum. Beneficial ownership after the offering includes 109,901 shares of common stock held by Michael C. Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum.

(e) Represents 441,900 shares of common stock underlying presently exercisable options. Also includes currently exercisable options to purchase 106,056 shares of common stock granted on the date of this prospectus. Mr. Huth has a .155% interest in the shares of our stock owned by The Clipper Group. He disclaims beneficial interest in the shares owned by The Clipper Group.

(f) Includes (i) 200,099 shares of common stock held by Steven J. Sidewater, Wendy Sidewater and Peter Sidewater as Trustees of the Grantor Retained Annuity Trust of Steven J. Sidewater and (ii) 200,099 shares of common stock held by SPWJ Associates, L.P. Mr. Sidewater is the general partner of SPWJ Associates, L.P. Includes 36,713 shares of common stock held by the 1998 Irrevocable Deed of Trust of Steven J. Sidewater for Wendy Sidewater, 36,713 shares of common stock held by the 1998 Irrevocable Deed of Trust of Steven
    J. Sidewater for Peter Sidewater and 516,802 shares of common stock held by the Nancy Sidewater Trust. Includes 1,000 shares of common stock owned by Janet Sidewater, 1,000 shares of common stock owned by Maurice Sidewater and 1,000 shares of common stock owned by Catherine Sidewater. Mr. Sidewater is a member of our board of directors. Number of shares to be sold in this offering includes 79,530 shares to be sold by Steven J. Sidewater, Wendy Sidewater and Peter Sidewater as Trustees of the Grantor Retained Annuity Trust of Steven J. Sidewater, 79,530 shares to be sold by SPWJ Associates, L.P., 14,591 shares to be sold by the 1998 Irrevocable Deed of Trust of Steven J. Sidewater for Wendy Sidewater, 14,591 shares to be sold by the 1998 Irrevocable Deed of Trust of Steven J. Sidewater for Peter Sidewater and 206,004 shares to be sold by the Nancy Sidewater Agreement of Trust.

(g) Represents 33,879 shares of common stock underlying presently exercisable options. Ms. Karp is our Senior Vice President, General Merchandise Manager.

(h) Represents 51,555 shares of common stock underlying presently exercisable options. Ms. Kennedy is our Senior Vice President, Sales.

(i) Excludes 7,193,615 shares of common stock held by The Clipper Group. Mr. Calhoun is the sole shareholder and a director of the ultimate general partner of The Clipper Group and is deemed to beneficially own all shares of common stock beneficially owned by The Clipper Group. Mr. Calhoun is a member of our board of directors.

(j) Includes 739,446 shares of common stock underlying presently exercisable options.

(k) Includes shares beneficially owned by Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., Clipper/ Merban, L.P., and Clipper Capital Associates, L.P. and Clipper/European Re, L.P. The address for each of these entities is 650 Madison Avenue, New York, New York 10022. Clipper Capital Associates, L.P. is the general partner of all of The Clipper Group partnerships. The general partner of Clipper Capital Associates, L.P. is Clipper Capital Associates, Inc. Robert B. Calhoun is the sole shareholder and a director of Clipper Capital Associates, Inc. As a result, each of Mr. Calhoun, Clipper Capital Associates, L.P. and Clipper Capital Associates, Inc. is deemed to beneficially own all shares of common stock beneficially owned by The Clipper Group.

(l) Mr. Daniel Erlbaum is employed by us.

(m) Mr. Shapiro is employed by us.

(n) Mr. Kafry is a principal owner of Addwood Limited, our Hong Kong joint venture partner.

(o) 193,593 shares owned prior to this offering by Gary Erlbaum and Michael C. Erlbaum as Trustees under the Agreement of Trust of S.H. Erlbaum are also included in the beneficial ownership table for each of Gary Erlbaum and Michael C. Erlbaum.

(p) Addwood Limited is our Hong Kong joint venture partner.

(q) Includes 220,950 shares of common stock underlying presently exercisable options. Mr. Taussig has a .188% interest in the shares of our stock owned by The Clipper Group. He disclaims beneficial interest in the shares owned by The Clipper Group.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the terms of our common stock you will receive in this offering. Please read our Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this prospectus is a part.

OUR AUTHORIZED CAPITAL STOCK

     - 100 million shares of common stock, par value $0.01 per share;

     - 5 million shares of preferred stock, par value $0.01 per share;

     - Immediately after the sale of the shares of common stock in this offering, we will have 19,041,827 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

Voting:

     - One vote for each share held of record on all matters submitted to a vote of shareholders;

     - No cumulative voting rights;

     - Election of directors by plurality of votes cast; and

     - All other matters by majority of the votes cast.

Dividends:

     - Subject to preferential dividend rights of outstanding shares of preferred stock, common shareholders are entitled to receive ratably declared dividends; and

     - The Board may only declare dividends out of legally available funds.

Additional Rights:

     - Subject to the preferential liquidation rights of outstanding shares of preferred stock, common shareholders are entitled to receive ratably net assets (available after payment of debts and other liabilities) upon our liquidation, dissolution or winding up;

     - No preemptive rights;

     - No subscription rights;

     - No redemption rights;

     - No sinking fund rights; and

     - No conversion rights.

The rights and preferences of common shareholders are subject to the rights of any class of preferred stock we may issue in the future.

PREFERRED STOCK

     By resolution of our board of directors, we may, without any further vote or action by our shareholders, authorize and issue, subject to limitations prescribed by law, an aggregate of 5 million shares of preferred stock. The preferred stock may be issued in one or more classes or class. With respect to any classes or class, the Board may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control.

     Prior to this offering, we had 171,792 shares of Class A preferred stock, 114,104 shares of Class B preferred stock, 114,104 shares of Class C preferred stock and 686,402 shares of Class D preferred stock issued and outstanding. Upon the consummation of this offering, all of our outstanding shares of preferred stock will be subject to mandatory conversion, into an aggregate of 7,543,817 shares of common stock.

FLORIDA ANTI-TAKEOVER LAWS AND PROVISIONS OF OUR ARTICLES OF INCORPORATION

     The provisions of the Florida Business Corporation Act and our Articles of Incorporation, which are described below, could make it more difficult for a third party to acquire control of us, even if such change of control would be beneficial to the shareholders.

     Section 607.0901 of the Florida Business Corporation Act generally requires that, in merger, consolidation, specified asset sales or other specified transactions between an "interested shareholder" (or an affiliate of the interested shareholder) and a Florida public corporation, all of the shareholders receive an amount equal to the greater of:

          1) the highest price per share, including brokerage commissions and other specified fees, paid by the interested shareholder for any shares acquired by it (the "Highest Per Share Price") within the two-year period immediately preceding the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher;

          2) the fair market value per share on the date on which it became an interested shareholder or the announcement date of the transaction, whichever is higher, or

          3) the fair market value per share determined under (2) above, multiplied by the ratio of the Highest Per Share Price within the two year period immediately preceding the announcement date of the transaction to the fair market value per share on the date of the interested shareholder's first share acquisition during such two year period.

An "interested shareholder" is generally defined as a person that owns more than 10 percent of the voting shares of a corporation. The "fair market value" per share generally means the highest closing sale price during the immediately preceding 30-day period. The fair price provisions do not apply:

          1) to a transaction approved by two-thirds of the shareholders other than the interested shareholder;

          2) to a transaction approved by a majority of the directors who are not affiliated with the interested shareholder;

          3) to a corporation which has not had more than 300 shareholders of record at any time during the preceding three years;

          4) if the interested shareholder has owned at least 80 percent of the outstanding shares for at least five years; or

          5) if the interested shareholder owns at least 90 percent of the outstanding shares other than shares acquired from the corporation.

     Section 607.0902 of the Florida Business Corporation Act generally provides that, in the event any person acquires a control share, which is defined as 20 percent or more of the outstanding voting shares of a Florida public corporation, all of the shares acquired by the acquiror within 90 days before and after the date on which the acquiror reached the 20 percent threshold will not have voting rights, unless the remaining disinterested shareholders approve voting rights for such shares by a majority vote at a special meeting called for that purpose. In addition to the 20 percent threshold, a control share acquisition also takes place when an acquiror acquires 33 1/3 percent and 50 percent of the voting shares of a corporation. Among other things, the voting disqualification provisions do not apply to:

          1) the acquisition of shares of a corporation which has been approved in advance by the board of directors of the corporation;

          2) a merger or share exchange effected in compliance with the Florida corporate laws; or

          3) a corporation with neither 10 percent of its shareholders resident in Florida, 10 percent of its shares owned by Florida residents nor 1,000 shareholders resident in Florida.

If the control shares are a majority of the outstanding shares and are accorded full voting rights by the disinterested shareholders, all of the disinterested shareholders will have dissenters' rights to receive in cash from the corporation the fair value of their shares. Fair value of the shares cannot be less than the highest price paid per share by the acquiror in the control share acquisition.

     Our Articles of Incorporation provide that shareholders may call special meetings of the shareholders only if the holders of at least 20 percent of all votes entitled to be cast on any issue proposed to be considered at the meeting make a demand. In addition, the Articles of Incorporation provide that shareholders must act at a meeting and not by written consent. The Articles of Incorporation also provide for a classified board. See "Management--Executive Officers and Directors".

REGISTRATION RIGHTS

     Following completion of the offering, holders of 11,041,827 shares of common stock, including The Clipper Group, Steven H. Erlbaum, Gary E. Erlbaum, Philip Youtie, Michael C. Erlbaum and Steven J. Sidewater, will have demand or piggyback registration rights. These rights are provided under the terms of agreements between us and the holders of such securities. Such agreements provide, in specific instances, demand registration rights. In particular, the Clipper Group may demand that we register their shares on not more than three occasions, in which event the holders of all shares of common stock and preferred stock prior to the offering would have specific rights to participate in the registration. In addition, pursuant to these agreements, the holders are entitled, subject to specific limitations, to require us to include their registrable securities in future registration statements we file under the Securities Act of 1933. The holders of all outstanding shares of common stock on the date of this prospectus have specific piggyback registration rights, subject to reduction in the discretion of an underwriter. Registration of shares of common stock pursuant to the exercise of demand registration rights or piggyback registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration and may adversely affect our stock price.

TRANSFER AGENT

     The transfer agent for our common stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     Of the 19,041,827 shares to be outstanding after this offering (assuming that the underwriters do not exercise their over-allotment option), the 8,000,000 shares of common stock offered hereby will be freely tradeable without restriction in the public market unless such shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. The remaining shares of common stock to be outstanding after this offering are "restricted securities" under the Securities Act of 1933 and may be sold in the public market under Rule 144, subject to the manner of sale and other limitations of Rule 144.

     In addition, as of April 3, 1999, there were options to purchase 1,401,550 shares of common stock, of which 939,038 options were fully vested and exercisable. An additional 1,048,450 shares were reserved for issuance under our stock option plan, of which options to purchase 762,530 shares are being granted on or prior to the completion of this offering. We intend to register the shares of common stock issued, issuable or reserved for issuance under the plan following the date of this prospectus.

     Following completion of the offering, holders of 11,041,827 shares of common stock are entitled to registration rights with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, will likely cause an adverse effect on the market price for our common stock. These registration rights may not be exercised prior to the expiration of 180 days from the date of this prospectus. See "Description of Capital Stock--Registration Rights."

LOCK-UP ARRANGEMENTS

     Along with those of our executive officers and directors and holders of the common and preferred stock who are selling shareholders, we have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock reserved for issuance under our stock option plan.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated May 20, 1999 the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and, Legg Mason Wood Walker, Incorporated have severally agreed to purchase from us and the selling shareholders the respective number of shares set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......  5,070,000
  Legg Mason Wood Walker, Incorporated......................  1,690,000

  Banc of America Securities LLC............................     80,000
  BancBoston Robertson Stephens.............................     80,000
  Bear, Stearns & Co. Inc. .................................     80,000
  BT Alex.Brown.............................................     80,000
  Hambrecht & Quist LLC.....................................     80,000
  Lazard Freres & Co. LLC...................................     80,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........     80,000
  PaineWebber Incorporated..................................     80,000
  Salomon Smith Barney Inc. ................................     80,000

  Blackford Securities Corp. ...............................     40,000
  William Blair & Company...................................     40,000
  J.C. Bradford & Co. ......................................     40,000
  Gruntal & Co., L.L.C. ....................................     40,000
  C.L. King & Associates, Inc. .............................     40,000
  Ladenburg Thalmann & Co. Inc. ............................     40,000
  McDonald Investments Inc., a KeyCorp Company..............     40,000
  Morgan Keegan & Company, Inc. ............................     40,000
  Parker/Hunter Incorporated................................     40,000
  Pennsylvania Merchant Group...............................     40,000
  Raymond James & Associates, Inc. .........................     40,000
  Sanders Morris Mundy Inc. ................................     40,000
  Sands Brothers & Co., Ltd. ...............................     40,000
                                                              ---------
     Total..................................................  8,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to other specified conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters initially propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.50 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions at any time without notice.

     We and the selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to 1,200,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                 PAID BY THE COMPANY        PAID BY SELLING STOCKHOLDERS
                                             ----------------------------   ----------------------------
                                             NO EXERCISE    FULL EXERCISE   NO EXERCISE    FULL EXERCISE
Per Share................................         $0.88           $0.88          $0.88           $0.88
Total....................................    $1,415,408      $1,698,472     $5,604,592      $6,374,528

     We and the selling shareholders have agreed to indemnify the underwriters against specified civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     The underwriters have reserved for sale, at the initial public offering price, 320,700 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing such shares of common stock in this offering. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

     An electronic prospectus is available on the Web site maintained by DLJdirect Inc., a selected dealer and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to its brokerage account holders.

     We estimate that expenses of the offering will total $1,300,000.

     We and those of our executive officers and directors and holders of the common and preferred stock who are selling shareholders have agreed that, subject to some exceptions for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

     - purchase any option or contract to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

     - grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described above is to be settled by the delivery of common stock, or such other securities, in cash or otherwise).

     In addition, during such period, we have also agreed not to file any registration statement with respect to, and each of our executive officers and directors and several of our shareholders (including the selling shareholders) have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Our common stock has been approved for listing on the Nasdaq National Market under the symbol "DABR".

     This offering is being conducted in accordance with Rule 2710 of the Conduct Rules of the NASD ("Rule 2710"), which requires that a "qualified independent underwriter" meeting certain standards (a "QIU") recommend a maximum price per share of common stock under certain circumstances. In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has assumed the responsibilities of acting as QIU and has recommended a maximum price per share of common stock in compliance with the requirements of Rule 2710. In connection with the offering, DLJ has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. As compensation for the services of DLJ as QIU, the Company has agreed to pay DLJ $2,500.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Other than in the United States, no action has been taken by us, the selling shareholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among us, the selling shareholders and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     -  prevailing market conditions;

     -  our results of operations in recent periods;

     -  the present stage of our development;

     - the market capitalization and stages of development of other companies which the representatives of the underwriters believe to be comparable to us; and

     -  estimates of our business potential.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of January 3, 1998 and January 2, 1999 and for the fiscal years ended January 4, 1997, January 3, 1998 and January 2, 1999, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 filed by us with the Commission under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to us and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the registration statement are on file at the offices of the Securities and Exchange Commission and may be inspected without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the registration statement may be obtained from the Public Reference Section of the Commission upon payment of the fee prescribed by the Commission. Information on David's Bridal can be obtained from the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains a Web site that contains all information filed electronically by us, including reports, proxy and information statements. The address of the Commission's Web site is (http://www.sec.gov).

     We intend to list our common stock on the Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected at: the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                          REPORTS TO SECURITY HOLDERS

     We intend to distribute to our shareholders annual reports containing audited financial statements and will make available copies of our quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Report Of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements Of Operations.......................  F-4
Consolidated Statements Of Redeemable Common Stock And
  Shareholders' Equity......................................  F-5
Consolidated Statements Of Cash Flows.......................  F-6
Notes To Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To David's Bridal, Inc.:

     We have audited the accompanying consolidated balance sheets of David's Bridal, Inc. (a Florida corporation) and subsidiaries as of January 3, 1998 and January 2, 1999, and the related consolidated statements of operations, redeemable common stock and shareholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David's Bridal, Inc. and subsidiaries as of January 3, 1998 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pa.
  February 10, 1999 (except for the items
     discussed in Note 2, as to
     which the date is April 23, 1999)

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                        PROFORMA
                                                                                                        APRIL 3,
                                                              JANUARY 3,   JANUARY 2,    APRIL 3,         1999
                                                                 1998         1999         1999       (SEE NOTE 2)
                                                              ----------   ----------   -----------   ------------
                                                                                        (UNAUDITED)   (UNAUDITED)
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $      464   $      320   $     1,946   $      1,946
  Accounts receivable.......................................       1,468        2,423         2,396          2,396
  Inventories...............................................      32,452       37,799        35,339         35,339
  Prepaid expenses and other assets.........................       1,929        2,323         2,301          2,301
  Deferred tax asset........................................         296           --            --             --
                                                              ----------   ----------   -----------   ------------
        Total current assets................................      36,609       42,865        41,982         41,982
                                                              ----------   ----------   -----------   ------------
PROPERTY AND EQUIPMENT, net.................................      15,581       20,650        23,776         23,776
                                                              ----------   ----------   -----------   ------------
DEFERRED TAX ASSET..........................................         616        1,066         1,066          1,066
                                                              ----------   ----------   -----------   ------------
OTHER ASSETS, net of accumulated amortization of $36, $79,
  $103 and $103, respectively...............................         893          977         1,418          1,418
                                                              ----------   ----------   -----------   ------------
                                                              $   53,699   $   65,558   $    68,242   $     68,242
                                                              ==========   ==========   ===========   ============
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdrafts...........................................  $    3,003   $    4,033   $     3,881   $      3,881
  Current portion of capitalized lease obligations..........         126          134           251            251
  Current portion of long-term debt.........................         551          147           150            150
  Accounts payable..........................................       4,394        6,070         6,658          6,658
  Accrued expenses..........................................       3,985        4,837         9,895          9,895
  Income taxes payable......................................         745          355         2,366          2,366
  Deferred tax liabilities..................................          --          236           236            236
                                                              ----------   ----------   -----------   ------------
        Total current liabilities...........................      12,804       15,812        23,437         23,437
                                                              ----------   ----------   -----------   ------------
DEFERRED RENT...............................................       2,430        2,861         3,023          3,023
                                                              ----------   ----------   -----------   ------------
CAPITALIZED LEASE OBLIGATIONS, net of current portion.......         415          281           752            752
                                                              ----------   ----------   -----------   ------------
LONG-TERM DEBT..............................................      15,916       19,366         9,222          9,222
                                                              ----------   ----------   -----------   ------------
COMMITMENTS AND CONTINGENCIES (NOTE 13)
REDEEMABLE COMMON STOCK.....................................         628           --            --             --
                                                              ----------   ----------   -----------   ------------
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value 5,000,000 shares
    authorized, none issued or outstanding, proforma........          --           --            --             --
  Convertible Preferred stock, liquidation value $33,977 at
    January 2, 1999 and April 3, 1999.......................          11           11            11             --
  Common stock--
    Common Stock, $.01 par value, 100,000,000 shares
      authorized, 17,283,665 issued and outstanding,
      proforma..............................................          --           --            --            173
    Class A, $.01 par value, 16,250,000 shares authorized,
      9,849,403, 9,739,848 and 9,739,848 shares issued and
      outstanding...........................................          98           97            97             --
    Class B, $.01 par value, 1,500,000 shares authorized,
      none issued or outstanding............................          --           --            --             --
    Class C, $.01 par value, 3,750,000 shares authorized,
      none issued or outstanding............................          --           --            --             --
  Additional paid-in capital................................      18,304       18,282        18,282         18,217
  Retained earnings.........................................       3,093        8,848        13,418         13,418
                                                              ----------   ----------   -----------   ------------
                                                                  21,506       27,238        31,808         31,808
                                                              ----------   ----------   -----------   ------------
                                                              $   53,699   $   65,558   $    68,242   $     68,242
                                                              ==========   ==========   ===========   ============

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              THIRTEEN WEEKS
                                                           FISCAL YEAR ENDED                      ENDED
                                                 --------------------------------------    --------------------
                                                 JANUARY 4,    JANUARY 3,    JANUARY 2,    APRIL 4,    APRIL 3,
                                                    1997          1998          1999         1998        1999
                                                 ----------    ----------    ----------    --------    --------
                                                                                               (UNAUDITED)
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES:
Net sales......................................   $62,836       $85,381       $123,540     $35,628     $54,087
Other income...................................     4,188         6,228          9,062       1,969       2,717
                                                  -------       -------       --------     -------     -------
    Total revenues.............................    67,024        91,609        132,602      37,597      56,804
COST OF SALES, including buying, distribution
  and occupancy costs..........................    40,737        52,882         74,611      20,136      28,969
                                                  -------       -------       --------     -------     -------
    Gross profit...............................    26,287        38,727         57,991      17,461      27,835
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...    26,424        33,702         47,571      12,532      20,191
                                                  -------       -------       --------     -------     -------
INCOME (LOSS) FROM OPERATIONS..................      (137)        5,025         10,420       4,929       7,644
INTEREST EXPENSE, net..........................       586         1,249          1,087         309         272
                                                  -------       -------       --------     -------     -------
    Income (loss) before income taxes..........      (723)        3,776          9,333       4,620       7,372
INCOME TAX PROVISION (BENEFIT).................      (208)        1,296          3,578       1,797       2,802
                                                  -------       -------       --------     -------     -------
NET INCOME (LOSS)..............................   $  (515)      $ 2,480       $  5,755     $ 2,823     $ 4,570
                                                  =======       =======       ========     =======     =======
Net income (loss) per common share:
  Basic........................................   $ (0.05)      $  0.25       $   0.59     $  0.29     $  0.47
                                                  =======       =======       ========     =======     =======
  Diluted......................................   $ (0.05)      $  0.14       $   0.31     $  0.15     $  0.25
                                                  =======       =======       ========     =======     =======
Weighted average shares outstanding:
  Basic........................................    10,207         9,849          9,751       9,784       9,740
  Diluted......................................    10,207        17,472         18,375      18,359      18,614
Pro forma basic earnings per common share
  (unaudited) (Note 2).........................                               $   0.33                 $  0.26
                                                                              ========                 =======
Pro forma basic weighted average number of
  shares outstanding (unaudited) (Note 2)......                                 17,295                  17,284

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                        SHAREHOLDERS' EQUITY
                                   REDEEM-   --------------------------------------------------------------------------
                                    ABLE      PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                                   COMMON    ------------------   -------------------    PAID-IN     RETAINED
                                    STOCK     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     EARNINGS    TOTAL
                                   -------   ---------   ------   ----------   ------   ----------   --------   -------
BALANCE, DECEMBER 30, 1995.......  $7,744      400,000    $ 4     10,949,056    $109     $10,708     $ 1,128    $11,949
  Purchase of Redeemable Common
    stock........................  (4,500)          --     --     (1,099,653)    (11)         11          --         --
  Accretion of Common stock
    redemption value.............     363           --     --             --      --        (363)         --       (363)
  Net loss.......................      --           --     --             --      --          --        (515)      (515)
                                   ------    ---------    ---     ----------    ----     -------     -------    -------
BALANCE, JANUARY 4, 1997.........   3,607      400,000      4      9,849,403      98      10,356         613     11,071
  Sale of preferred stock........      --      686,402      7             --      --       4,969          --      4,976
  Modification of Common stock
    redemption agreement.........  (3,120)          --     --             --      --       3,120          --      3,120
  Accretion of Common stock
    redemption value.............     141           --     --             --      --        (141)         --       (141)
  Net income.....................      --           --     --             --      --          --       2,480      2,480
                                   ------    ---------    ---     ----------    ----     -------     -------    -------
BALANCE, JANUARY 3, 1998.........     628    1,086,402     11      9,849,403      98      18,304       3,093     21,506
  Purchase of Redeemable Common
    stock........................    (651)          --     --       (109,555)     (1)          1          --         --
  Accretion of Common stock
    redemption value.............      23           --     --             --      --         (23)         --        (23)
  Net income.....................      --           --     --             --      --          --       5,755      5,755
                                   ------    ---------    ---     ----------    ----     -------     -------    -------
BALANCE, JANUARY 2, 1999.........      --    1,086,402     11      9,739,848      97      18,282       8,848     27,238
  Net income (unaudited).........      --           --     --             --      --          --       4,570      4,570
                                   ------    ---------    ---     ----------    ----     -------     -------    -------
BALANCE, APRIL 3, 1999
  (UNAUDITED)....................  $   --    1,086,402    $11      9,739,848    $ 97     $18,282     $13,418    $31,808
                                   ======    =========    ===     ==========    ====     =======     =======    =======

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      THIRTEEN WEEKS
                                                                      FISCAL YEAR ENDED                    ENDED
                                                             ------------------------------------   -------------------
                                                             JANUARY 4,   JANUARY 3,   JANUARY 2,   APRIL 4,   APRIL 3,
                                                                1997         1998         1999        1998       1999
                                                             ----------   ----------   ----------   --------   --------
                                                                                                        (UNAUDITED)
                                                                               (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................   $   (515)    $  2,480     $  5,755    $ 2,823    $  4,570
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities--
    Depreciation and amortization..........................      1,393        2,022        2,896        645         887
    Amortization of debt issuance costs....................         --           74           42         22          15
    Provision for deferred rent............................        645          782          431        126         161
    Loss on sale or disposal of property and equipment.....         70            8          144         77          --
    Equity income in affiliate.............................         --           --         (166)       (25)        (50)
    Deferred income taxes..................................        (33)        (479)          82         --          --
    Changes in assets and liabilities--
    (Increase) decrease in--
      Accounts receivable..................................       (247)        (116)        (955)       (52)         27
      Prepaid expenses and other assets....................       (930)         375         (780)      (172)       (510)
      Inventories..........................................        168      (12,204)      (5,347)     1,381       2,460
    Increase (decrease) in--
      Accounts payable.....................................      1,585          816        1,676       (834)        588
      Accrued expenses.....................................        (27)       1,668          852      2,013       5,058
      Income taxes payable.................................        (41)         785         (390)       366       2,011
                                                              --------     --------     --------    -------    --------
      Net cash provided by (used in) operating
        activities.........................................      2,068       (3,789)       4,240      6,370      15,217
                                                              --------     --------     --------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.....................................     (4,931)      (7,470)      (8,105)    (2,121)     (3,361)
  (Investment in) distribution from affiliate..............         --         (460)         460         --         170
                                                              --------     --------     --------    -------    --------
      Net cash used in investing activities................     (4,931)      (7,930)      (7,645)    (2,121)     (3,191)
                                                              --------     --------     --------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.................      1,086           --        1,400         --          --
  Repayments of long-term debt and capital leases..........        (40)        (203)        (680)      (516)       (105)
  Borrowings on revolving credit agreement.................     25,804       42,356       41,500     11,000       8,900
  Repayments on revolving credit agreement.................    (20,256)     (38,461)     (39,300)   (13,435)    (19,000)
  Borrowings on short-term debt............................         --          460           --         --          --
  (Decrease) increase in bank overdrafts...................       (276)       2,732        1,030        444        (152)
  Proceeds from subscription receivable....................      1,000           --           --         --          --
  Proceeds from sale of Preferred stock....................         --        4,976           --         --          --
  Repurchase of Common stock...............................     (4,500)          --         (651)      (651)         --
  Payment of debt issuance costs...........................         --         (185)         (38)        (6)        (43)
                                                              --------     --------     --------    -------    --------
      Net cash provided by (used in) financing
        activities.........................................      2,818       11,675        3,261     (3,164)    (10,400)
                                                              --------     --------     --------    -------    --------
      Net increase (decrease) in cash......................        (45)         (44)        (144)     1,085       1,626
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............        553          508          464        464         320
                                                              --------     --------     --------    -------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................   $    508     $    464     $    320    $ 1,549    $  1,946
                                                              ========     ========     ========    =======    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for--
    Income taxes...........................................   $     76     $    330     $  3,744    $ 1,287    $    791
                                                              ========     ========     ========    =======    ========
    Interest, net of amounts capitalized...................   $    555     $  1,240     $  1,018    $   198    $    305
                                                              ========     ========     ========    =======    ========

 The accompanying notes are an integral part of these consolidated statements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BACKGROUND

     David's Bridal, Inc. was organized on August 29, 1990 and is engaged in the retail sale of bridal gowns and bridal related merchandise. As of January 3, 1998 and January 2, 1999, the Company operated 59 stores in 27 states and 77 stores in 29 states, respectively, throughout the United States.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of David's Bridal, Inc. and subsidiaries (the Company) include the accounts of David's Bridal, Inc. (a Florida corporation) and all of its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

  FISCAL YEAR-END

     The Company operates under a 52/53-week fiscal year ending on a Saturday near December 31. The accompanying consolidated financial statements for the years ended January 4, 1997 (fiscal 1996), January 3, 1998 (fiscal 1997) and January 2, 1999 (fiscal 1998), include 53, 52 and 52 weeks of operations, respectively.

  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The accompanying consolidated financial statements as of April 3, 1999 and for the 13 weeks ended April 4, 1998 and April 3, 1999 are unaudited and, in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for those interim periods. The results of operations for the 13 weeks ended April 4, 1998 and April 3, 1999 are not necessarily indicative of the results to be expected for any other interim period or the full year.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for the purpose of determining cash flows. Checks issued in excess of cash balances are reflected as bank overdrafts. Cash and cash equivalents includes investments of $100,000 in overnight securities as of April 3, 1999.

  INVENTORIES

     Merchandise inventories are stated at the lower of cost (first-in, first-out) or market. Costs associated with certain buying, receiving and distribution activities are included in inventories.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Additions or improvements are capitalized, while repairs and maintenance are charged to expense. Gains or losses on sale or disposal are reflected in net income. Depreciation and amortization is computed on the straight-line method over the estimated useful life of the asset. The estimated useful lives are as follows:

Land improvements............................  20 years
Buildings and improvements...................  20 to 30 years
Equipment....................................  3 to 10 years
Leasehold improvements.......................  Lesser of useful life or lease term
Furniture and fixtures.......................  5 to 10 years

     Certain personnel costs and out-of-pocket costs directly associated with the construction or remodeling of stores are capitalized and amortized over the lease term.

     The Company capitalizes interest in connection with the construction of new stores which is amortized over the lesser of the assets' estimated useful life or lease term. During fiscal 1997 and fiscal 1998 and the 13 weeks ended April 4, 1998 and April 3, 1999 $70,000, $59,000, $29,000 and $35,000, respectively, of interest was capitalized.

  ACCOUNTING FOR LONG-LIVED ASSETS

     The Company follows Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets is compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Management believes that there has been no impairment of the Company's long-lived assets.

  DEFERRED RENT

     Rent expense on leases is recorded on a straight-line basis over the lease period. The excess of rent expense over actual cash paid has been recorded as deferred rent in the accompanying consolidated balance sheets.

  REVENUE RECOGNITION

     The Company records revenue when an item is sold and delivered to a customer. Revenue is recognized on special orders when the customer orders the goods, the goods are owned by the Company and the Company receives 100% payment for the goods. The Company's policy is not to accept returns of special order goods. Layaway deposits are recorded as a liability and recognized as a sale upon receipt of full payment. Alterations revenues are deferred until the work is completed. Other income consists primarily of alterations revenue.

  STORE OPENING

     Store opening costs incurred at new store locations are charged to expense as incurred.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

  ADVERTISING

     Advertising costs are expensed the first time the advertising takes place. For fiscal 1996, 1997 and 1998 and for the 13 weeks ended April 4, 1998 and April 3, 1999, advertising expense, net of reimbursements received from vendors for specific advertising events, was $4,910,000, $6,295,000, $8,088,000,
$2,602,000 and $4,837,000 respectively.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost. The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and debt instruments.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximate fair value due to the short maturity of these instruments.

     Debt instruments consist primarily of borrowings under a revolving credit agreement which charges a variable rate of interest consistent with current market rates, and mortgages with interest rates consistent with current market rates. As of January 3, 1998, January 2, 1999 and April 3, 1999, the fair value of these instruments approximated carrying value.

  BUSINESS AND CREDIT RISK CONCENTRATION

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in highly liquid funds. Receivables associated with third party credit cards are processed by financial institutions which are monitored for financial stability.

     The Company utilizes international manufacturers (mainly in China) to provide all of its bridal gowns and flower girl dresses. Should there be significant changes in areas such as quotas, tariffs and fluctuations in exchange rates, among others, the Company's ability to obtain merchandise at a reasonable cost and in a timely manner could be significantly impaired. Management monitors these risks and believes that its relationships are such that alternative sourcing arrangements would be available.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

  RECENTLY ADOPTED ACCOUNTING PRINCIPLES

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and disclosure of comprehensive income. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting of information about operating segments and requires the reporting of selected information about operating segments in interim financial statements. These standards were adopted by the Company on January 4, 1998 and had no impact as the Company has no "other comprehensive income" and operated as a single segment.

2.  PROPOSED INITIAL PUBLIC OFFERING:

     In 1999, the Board of Directors authorized the filing of a registration statement for the sale of common stock to the public in an initial public offering. On April 22, 1999 the Company changed its authorized common stock to eliminate Class A, B and C common stock, and authorized 100,000,000 shares of common stock. All outstanding shares of Class A common stock became common stock. In addition, the Company authorized 5,000,000 shares of Preferred Stock. Effective April 23, 1999, the Company effected a split of the Company's common shares on a 1.473 to 1 basis. All references in the financial statements to the number of common shares and to per share amounts have been retroactively restated to reflect the common share split.

     If an initial public offering is completed, all outstanding shares of Preferred stock will be converted into 7,543,817 shares of Common stock upon consummation of the offering. The pro forma balance sheet and pro forma basic earnings per share (unaudited) include the conversion of the Class A, B and C Preferred stock at a conversion rate of 16.332 to 1 and the conversion of the Class D Preferred at a conversion rate of 1.473 to 1 (see Note 9 for conversion features).

     On April 16, 1999, the Company increased the number of shares of Common stock available for grant under the stock option plan to 2,450,000. The Company expects to grant stock options to purchase 762,530 shares of common stock to employees at an exercise price equal to the price at which shares of common stock are sold in the offering.

     Effective upon the consummation of the offering, the current Chairman of the Board and Chief Executive Officer will become a consultant to the Company for a three year term and be paid a consulting fee of $425,000 in each of the first two years and $200,000 for the third year.

3.  NET INCOME (LOSS) PER SHARE:

     Net income (loss) per share is calculated utilizing the principles of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share"
(EPS).

     Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed assuming the conversion or exercise of all dilutive securities such as preferred stock, options and warrants.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     Under SFAS No. 128, the Company's granting of certain stock options and convertible preferred stock resulted in potential dilution of basic EPS. The following table summarizes the differences between basic weighted average shares outstanding and diluted weighted average shares outstanding used to compute diluted EPS.

                                                FISCAL YEAR ENDED              THIRTEEN WEEKS ENDED
                                       ------------------------------------   -----------------------
                                       JANUARY 4,   JANUARY 3,   JANUARY 2,    APRIL 4,     APRIL 3,
                                          1997         1998         1999         1998         1999
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Basic weighted average number of
  shares outstanding.................  10,206,764    9,849,419    9,751,000    9,784,409    9,739,848
Incremental shares from assumed
  exercise or conversion of:
  Stock options......................          --           --      381,605      332,021      632,451
  Preferred stock (see Note 9).......          --    7,622,725    8,242,144    8,242,144    8,242,144
                                       ----------   ----------   ----------   ----------   ----------
Diluted weighted average number of
  shares outstanding.................  10,206,764   17,472,144   18,374,749   18,358,574   18,614,443
                                       ==========   ==========   ==========   ==========   ==========

     The number of incremental shares from the assumed exercise of stock options is calculated applying the treasury stock method. Preferred stock convertible into 7,231,073 weighted average common shares was excluded from the fiscal 1996 calculation as it would be anti-dilutive due to the fiscal 1996 net loss. Common stock options outstanding at January 4, 1997 and January 3, 1998 to purchase 950,085 and 1,053,195 shares of Common Stock, respectively, were not included in the computation of diluted EPS in fiscal 1996 and 1997 because they were antidilutive.

4.  PROPERTY AND EQUIPMENT (IN THOUSANDS):

                                                     JANUARY 3,    JANUARY 2,     APRIL 3,
                                                        1998          1999          1999
                                                     ----------    ----------    -----------
                                                                                 (UNAUDITED)
Property and equipment consist of:
Land...............................................   $ 1,047       $ 1,047      $     1,047
Land improvements..................................       149           149              149
Buildings and improvements.........................     1,275         2,635            2,641
Equipment..........................................     3,198         5,145            6,340
Leasehold improvements.............................     7,622        10,798           11,041
Furniture and fixtures.............................     3,936         5,646            5,888
Construction in progress...........................     2,462         2,062            4,390
                                                      -------       -------      -----------
                                                       19,689        27,482           31,496
Less--Accumulated depreciation and amortization....    (4,108)       (6,832)          (7,720)
                                                      -------       -------      -----------
                                                      $15,581       $20,650      $    23,776
                                                      =======       =======      ===========

5.  INVESTMENTS IN AFFILIATES:

     In December 1997, the Company purchased an equity interest in MDR Associates LLC (MDR) for $460,000 which owns an interest in an aircraft. Two shareholders of the Company also hold an indirect equity interest in MDR. The investment was accounted for under the equity method of accounting and was included in other assets in fiscal 1997. The equity interest was redeemed in fiscal 1998 for $460,000.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     In August 1995, the Company entered into a joint venture agreement with Addwood Limited for a 50% ownership in a newly formed Hong Kong corporation, Fillberg Limited (Fillberg). The Company contributed nominal capital to Fillberg and loaned $170,000 in a noninterest-bearing loan with no stated maturity. The loan was repaid subsequent to January 2, 1999. Addwood Limited is indirectly owned by a shareholder of the Company based in Hong Kong.

     Under a buying agency agreement, Fillberg will be the exclusive buying agent of the Company for ready made bridal garments from certain territories, as defined, and the Company will be the primary client of Fillberg. Under the agreement, the Company pays Fillberg commissions of 7% for merchandise purchased by the Company.

     The investment is accounted for under the equity method of accounting with profits eliminated from net income in the application of the equity method to the extent that the Company has not yet sold the merchandise. As of January 2, 1999, the investment and receivable of $170,000 are included in other assets. Equity income of $166,000 was recognized in fiscal 1998. Commissions of $683,000, $1,157,000, $1,294,000, $156,000 and $270,000 were recorded for merchandise purchased during fiscal 1996, 1997, 1998 and the 13 weeks ended April 4, 1998 and April 3, 1999, respectively, of which $999,000, $1,212,000 and $986,000, were included in the cost of inventories on the accompanying consolidated balance sheets at January 3, 1998, January 2, 1999 and April 3, 1999, respectively.

6.  ACCRUED EXPENSES AND OTHER (IN THOUSANDS):

                                                     JANUARY 3,    JANUARY 2,     APRIL 3,
                                                        1998          1999          1999
                                                     ----------    ----------    -----------
                                                                                 (UNAUDITED)
Payroll and related expenses.......................    $1,370        $1,432        $3,018
Sales tax expense..................................       203           275         1,236
Other..............................................     2,412         3,130         5,641
                                                       ------        ------        ------
                                                       $3,985        $4,837        $9,895
                                                       ======        ======        ======

7.  DEBT (IN THOUSANDS):

                                                     JANUARY 3,    JANUARY 2,     APRIL 3,
                                                        1998          1999          1999
                                                     ----------    ----------    -----------
                                                                                 (UNAUDITED)
Revolving credit agreement.........................   $14,900       $17,100        $7,000
Mortgages..........................................       769         2,139         2,120
Demand note........................................       460            --            --
Other..............................................       338           274           252
                                                      -------       -------        ------
                                                       16,467        19,513         9,372
Less--Current portion..............................      (551)         (147)         (150)
                                                      -------       -------        ------
                                                      $15,916       $19,366        $9,222
                                                      =======       =======        ======

     In April 1994, the Company entered into a revolving credit agreement with a bank which was amended on March 12, 1996 to provide borrowings up to $17 million. Interest was calculated at prime plus 0% to 1% or LIBOR plus 2.5% to 3.5% based on certain ratios, as defined. This agreement was terminated in August 1997.

     On August 1, 1997, the Company entered into a new revolving credit agreement with a bank which was amended on December 30, 1998 providing for borrowings up to $30 million including a sublimit of

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

$25 million for letters of credit. Borrowings are limited to the sum of 80% of eligible receivables and 60% of eligible inventory, as defined. The Company may exceed its borrowing base by $3 million during the months of October through March for the period beginning December 1998 and October 1999 and by $2 million for the period beginning October 2000. At the Company's election, interest is calculated at (i) the Base Rate (higher of U.S. Federal Funds Rate plus .5% or the bank's Prime Rate), or (ii) the adjusted LIBOR Rate, as defined, plus an applicable margin ranging from 1.25% to 1.75% based on earnings ratios, as defined. Interest will be increased by 2% for the duration of any events of default. Interest is payable monthly on Base Rate borrowings and at the end of each elected interest period on each LIBOR Rate borrowing. The weighted average interest rate on Base Rate loans was 7.75% and the weighted average interest rate on LIBOR Rate loans was 6.49% at January 2, 1999. The weighted average interest on LIBOR Rate loans was 6.19% at April 3, 1999. There were no Base Rate borrowings at April 3, 1999. Principal is payable July 31, 2001. An unutilized commitment fee of .25% per annum is due quarterly.

     The revolving credit agreement requires the Company to comply with various covenants which include, among other things, the maintenance by the Company of certain fixed charge, leverage and debt ratios at the end of each fiscal quarter, as defined. The revolving credit agreement is secured by all tangible and intangible assets of the Company and restricts distributions related to equity interests which include the payment of dividends. In the event of termination of the commitment or an event of default, the Bank may require the Company to deliver cash or U.S. Treasury Bills in the amount of 105% of the outstanding undrawn letters of credit.

     The highest amount outstanding under these agreements was $11,005,000, $15,018,000, $17,600,000, $15,900,000 and $18,300,000 during fiscal 1996, fiscal
1997, fiscal 1998 and the 13 weeks ended April 4, 1998 and April 3, 1999, respectively. The average amount outstanding under these agreements was $6,871,000, $11,740,000, $13,034,000, $14,210,000 and $13,133,000 and the
weighted average interest rate was 7.81%, 7.75%, 7.21%, 7.7% and 6.7% in fiscal 1996, 1997, 1998 and the 13 weeks ended April 4, 1998 and April 3, 1999, respectively. The Company was contingently liable for open letters of credit of $2,840,000, $4,145,000 and $3,356,000 at January 3, 1998, January 2, 1999 and
April 3, 1999, respectively.

     In fiscal 1998, the Company entered into a master lease agreement with a leasing company which provides for $1,819,000 for leasing equipment. The agreement requires that the leases be capital in nature. During first quarter 1999, the Company financed $652,000 of equipment under the agreement. This agreement expires in July, 1999.

     In fiscal 1996, the Company entered into a $800,000 mortgage agreement with a bank which is payable in monthly installments with interest, as defined through 2011. The interest rate at January 2, 1999 and April 3, 1999 was 8%. The mortgage is collateralized by the underlying property.

     In fiscal 1998, the Company entered into a $1.4 million mortgage note with a bank which is payable in monthly installments of principal and interest of $14,000 with a final payment of $1,123,000 due on December 1, 2003. The note bears interest at 8% and is subject to a prepayment penalty of 2%, as defined, until December 1, 2000. The note is collateralized by the underlying property.

     In December 1997, the Company issued a demand note in connection with its borrowing of $460,000 from a shareholder. This note bears interest at 7.75% and was repaid in January 1998.

     The Company has agreements with certain landlords whereby the Company received advances for construction of leasehold improvements which will be repaid by the Company during the lease periods. Interest ranges from 8%-11% and the notes are due through 2006. At January 3, 1998, January 2, 1999 and April 3, 1999, $338,000, $274,000 and $252,000, respectively, were outstanding under these agreements.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     Future long-term debt maturities are as follows (in thousands).

                                         AS OF             AS OF
                                    JANUARY 2, 1999    APRIL 3, 1999
FISCAL                              ---------------    -------------
                                                        (UNAUDITED)
1999..............................      $   147           $  106
2000..............................          132              132
2001..............................       17,222            7,122
2002..............................          131              131
2003..............................        1,246            1,246
2004 and thereafter...............          635              635
                                        -------           ------
                                        $19,513           $9,372
                                        =======           ======

8.  INCOME TAXES:

     The income tax provision (benefit) consists of the following components (in thousands):

                                                                FISCAL YEAR ENDED
                                                      --------------------------------------
                                                      JANUARY 4,    JANUARY 3,    JANUARY 2,
                                                         1997          1998          1999
                                                      ----------    ----------    ----------
Current:
  Federal...........................................    $ (90)        $1,538        $3,339
  State.............................................       21             30           412
                                                        -----         ------        ------
                                                          (69)         1,568         3,751
                                                        -----         ------        ------
Deferred:
  Federal...........................................     (139)          (272)         (173)
  State.............................................       --             --            --
                                                        -----         ------        ------
                                                         (139)          (272)         (173)
                                                        -----         ------        ------
                                                        $(208)        $1,296        $3,578
                                                        =====         ======        ======

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     The deferred tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities consists of the following components (in thousands):

                                                              JANUARY 3,    JANUARY 2,
                                                                 1998          1999
                                                              ----------    ----------
Deferred tax assets--
Deferred rent...............................................    $  826        $  973
Uniform inventory capitalization............................       395           148
Benefits payable............................................        93            --
Other.......................................................       102           143
                                                                ------        ------
                                                                 1,416         1,264
                                                                ------        ------
Deferred tax liabilities--
Depreciation................................................      (211)          (83)
Unrealized profit...........................................      (159)         (223)
Other.......................................................      (134)         (128)
                                                                ------        ------
                                                                  (504)         (434)
                                                                ------        ------
Net deferred tax asset......................................    $  912        $  830
                                                                ======        ======

     The reconciliation of the federal statutory rate to the Company's effective income tax rate is as follows:

                                                                                         THIRTEEN WEEKS
                                                         FISCAL YEAR ENDED                    ENDED
                                                ------------------------------------   -------------------
                                                JANUARY 4,   JANUARY 3,   JANUARY 2,   APRIL 4,   APRIL 3,
                                                   1997         1998         1999        1998       1999
                                                ----------   ----------   ----------   --------   --------
                                                                                           (UNAUDITED)
Tax at federal statutory rate.................    (34.0)%       34.0%        34.0%       34.0%      34.0%
State taxes, net of federal benefit...........      3.5          0.5          3.1         3.2        4.0
Other.........................................      1.7         (0.2)         1.2         1.7         --
                                                  -----         ----         ----        ----       ----
                                                  (28.8)%       34.3%        38.3%       38.9%      38.0%
                                                  =====         ====         ====        ====       ====

9.  REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY:

     In fiscal 1995, the Company entered into redemption agreements with certain shareholders for the purchase of 1,907,902 shares of common stock for a total of $7.4 million plus an amount calculated based on the timing of redemption, as defined. This obligation has been reflected as Redeemable Common stock and has been reclassified out of equity in the accompanying consolidated financial statements. In fiscal 1996, the Company redeemed 1,099,653 shares under the redemption agreements at a total purchase price of $4.5 million. In fiscal 1997, in connection with the sale of the Class D Preferred stock, the redemption agreements with certain shareholders were modified to eliminate any continuing obligation by the Company to repurchase 698,694 of the shares. The remaining 109,555 shares were redeemed in February 1998 for $651,000.

     In fiscal 1997, the Company sold 686,402 shares of Class D Preferred stock for $7.25 per share under a capital call agreement with existing shareholders. On August 13, 1997, the Company entered into the Second Amended and Restated Stockholder's Agreement whereby the Company has the option for a period of three years to require certain investors to purchase up to $4 million of additional shares of the Company's Class D Preferred stock.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     The components of Preferred stock are as follows:

                                                              JANUARY 3,   JANUARY 2,    APRIL 3,
                                                                 1998         1999         1999
                                                              ----------   ----------   -----------
                                                                                        (UNAUDITED)
Class A, $.01 par value, 175,000 shares authorized, 171,792
  shares issued and outstanding, liquidation value of
  $12,455,000 at January 2, 1999 and April 3, 1999..........    $1,718       $1,718       $1,718
Class B, $.01 par value, 125,000 shares authorized, 114,104
  shares issued and outstanding, liquidation value of
  $8,273,000 at January 2, 1999 and April 3, 1999...........     1,141        1,141        1,141
Class C, $.01 par value, 300,000 shares authorized, 114,104
  shares issued and outstanding, liquidation value of
  $8,273,000 at January 2, 1999 and April 3, 1999...........     1,141        1,141        1,141
Class D, $.01 par value, 1,250,000 shares authorized,
  686,402 shares issued and outstanding, liquidation value
  of $4,976,000 at January 2, 1999 and April 3, 1999........     6,864        6,864        6,864

     The Class A, B and C Preferred had an initial conversion price of $4.92 per share. The conversion price is subject to adjustment based on the valuation of the Company upon a special event. A special event includes liquidating events, a public offering, a change in control, a merger or consolidation and other events, as defined. If a special event, as defined, had occurred at January 2, 1999, the conversion price would have been $4.01, or a conversion rate of 18.08 shares of Common stock for each share of Preferred unless the Preferred holders had achieved a specified rate of return on their equity investment. If the specified rate of return is achieved upon a special event, the conversion price would be up to $4.92 and the conversion rate would be as low as 14.73 shares of Common stock for each share of Preferred. The Class D Preferred is junior to the Class A, B and C Preferred and has an initial conversion rate of $4.92. The Company may require conversion of all classes of Preferred if the price per share paid by the public in a public offering is at least equal to the conversion price per share. The liquidation value of the Preferred is equal to the greater of the amount that would be received if all of the Preferred were converted into Common stock immediately prior to the liquidation or the price originally paid.

     The Class A and Class D Preferred have voting rights equal to the number of Common shares into which they are convertible. The Class B Preferred has voting rights equal to two votes for each share of Common into which it is convertible and the Class C Preferred has no voting rights.

     The Class A Common has voting rights equal to one vote per share. The Class B Common has the number of votes equal to the sum of Class B and Class C Common outstanding divided by Class B outstanding. The Class C Common has no voting rights.

     The Class A and Class D Preferred is convertible into Class A Common, the Class B Preferred is convertible into Class B Common and the Class C Preferred is convertible into Class C Common.

     As of January 2, 1999, if converted, the Class A, B, C and D Preferred stock would convert to 8,242,144 shares of Common stock at the conversion rates outlined above. Assuming a specified rate of return is achieved upon a special event, the conversion rate would be up to $4.92 for all shares if the Company requires the Preferred to convert resulting in the issuance of at least 6,903,062 shares of Common stock. See Note 2 for information regarding the conversion rate in the proposed initial public offering.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

10.  STOCK OPTIONS:

     The Company's 1995 Stock Option Plan (the Plan) provides for the grant of Common Stock and Common Stock options to key employees, members of the board of directors and certain consultants at prices determined by the Board. The Company has reserved 1,473,000 shares of its Common stock for awards under the Plan. The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized since the options were issued at or above fair value.

     Had compensation cost for the options issued to employees or directors been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss), basic EPS and diluted EPS would have been equal to the pro forma amounts indicated below (in thousands except for per share data):

                                         FISCAL YEAR ENDED
                                ------------------------------------
                                JANUARY 4,   JANUARY 3,   JANUARY 2,
                                   1997         1998         1999
                                ----------   ----------   ----------
Net income (loss)  As reported    $ (515)      $2,480       $5,755
                   Pro forma        (769)       2,178        5,359

Basic EPS          As reported     (0.05)        0.25         0.59
                   Pro forma       (0.08)        0.22         0.55

Diluted EPS        As reported     (0.05)        0.14         0.31
                   Pro forma       (0.08)        0.12         0.29

     The weighted average fair value of options granted during fiscal 1996, 1997 and 1998 was $0.83, $1.76 and $1.75, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                   FISCAL YEAR ENDED
                                                          ------------------------------------
                                                          JANUARY 4,   JANUARY 3,   JANUARY 2,
                                                             1997         1998         1999
                                                          ----------   ----------   ----------
Expected dividend rate..................................       --           --           --
Expected volatility.....................................       55%          55%          55%
Risk-free interest rate.................................    5.965%       6.076%       5.499%
Expected lives (years)..................................        3            3            3

     Because the SFAS No. 123 method of accounting is not required to be applied to options granted prior to January 1, 1995, the resulting pro forma compensation charge may not be representative of that to be expected in future years.

     During fiscal 1996, 1997 and through May 1998, the Company granted options to purchase 132,570 shares of common stock, 103,110 shares of common stock and 484,604 shares of common stock, respectively, under the Plan. These options vest over a 3-year period and were issued with exercise prices equal to or above fair market value on the grant date. In addition, in fiscal 1996, the Company granted to two nonemployees an option to purchase 110,475 shares and 44,190 shares of common stock at $4.92 and $6.11, per share, respectively. The value of these options as determined using the Black-Scholes option pricing model consistent with SFAS 123 was not material to the consolidated financial statements. These options vest through September 1998.

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

     Information with respect to options outstanding is as follows:

                                                                                      WEIGHTED
                                                 OPTION PRICE      AGGREGATE      AVERAGE EXERCISE
                                      SHARES       PER SHARE     EXERCISE PRICE        PRICE
                                     ---------   -------------   --------------   ----------------
Options outstanding, December 30,
  1995.............................    662,850   $        4.92     $3,262,500           4.92
  Granted..........................    287,235    4.92 -  6.11      1,623,750           5.65
                                     ---------   -------------     ----------
Options outstanding, January 4,
  1997.............................    950,085    4.92 -  6.11      4,886,250           5.14
  Granted..........................    103,110            6.11        630,000           6.11
                                     ---------   -------------     ----------
Options outstanding, January 3,
  1998.............................  1,053,195    4.92 -  6.11      5,516,250           5.24
  Granted..........................    484,604    6.11 -  6.79      3,278,500           6.77
  Cancelled........................   (109,000)   6.11 -  6.79       (705,000)          6.47
                                     ---------   -------------     ----------
Options outstanding January 2,
  1999.............................  1,428,799    4.92 -  6.79      8,089,750           5.66
  Cancelled (unaudited)............    (27,249)   6.11 -  6.79       (173,490)          6.37
                                     ---------   -------------     ----------
Options outstanding, April 3, 1999
  (unaudited)......................  1,401,550   $4.92 -  6.79     $7,916,260           5.65
                                     =========   =============     ==========

     As of January 2, 1999, the weighted average contractual life of options outstanding was 8.13 years, there were options to purchase 921,362 shares of common stock vested at a weighted average exercise price of $5.00 and there were 44,201 shares reserved under the Plan which were not granted (See Note 2).

11.  BENEFIT PLAN:

     On January 1, 1995, the Company adopted a 401(k) plan for its employees (the 401(k) Plan). The 401(k) Plan allows participants to contribute up to 15% of their compensation and permits an employer match of up to 6% of participant compensation, subject to certain limitations, as defined. Employer contributions vest 20% per year. The expense was $14,000, $14,000 and $18,000 during fiscal 1996, 1997 and 1998, respectively.

12.  RELATED PARTY:

     The Company purchased leasehold improvements and supplies from a company owned by a shareholder of the Company totaling $153,000, $159,000, $297,000, $133,000 and $140,000 in fiscal 1996, 1997, 1998 and the 13 weeks ended April 4,
1998 and April 3, 1999, respectively.

13.  COMMITMENTS AND CONTINGENCIES:

     The Company leases its retail stores, administrative offices and distribution facilities under noncancellable operating leases. Most store leases have an average initial term of ten years, with two five year renewal options, and provide for predetermined escalations in future minimum annual rents. Certain leases provide for additional rent contingent upon store sales levels. The pro rata portion of scheduled rent escalations has been included in deferred rent in the accompanying consolidated balance sheets. Rent expense under all operating leases was $4,995,000, $7,011,000, $9,817,000, $2,163,000 and
$2,991,000 in fiscal 1996, 1997, 1998 and for the 13 weeks ended April 4, 1998 and April 3, 1999, respectively, excluding common area maintenance charges.

     On December 27, 1996, the Company entered into a lease for software which has been accounted for as a capital lease. The capitalized cost of $671,000 and related accumulated amortization of $268,000 has

                     DAVID'S BRIDAL, INC. AND SUBSIDIARIES

          (INFORMATION AS OF APRIL 3, 1999 AND FOR THE 13 WEEKS ENDED
                 APRIL 4, 1998 AND APRIL 3, 1999 IS UNAUDITED)

been included in net property and equipment at January 2, 1999. The present value of the minimum lease payments is as follows (in thousands):

                                                         AS OF             AS OF
                                                    JANUARY 2, 1999    APRIL 3, 1999
                                                    ---------------    -------------
                                                                        (UNAUDITED)
Total minimum lease payments......................       $451             $1,160
Less--Amount representing interest................        (36)              (157)
                                                         ----             ------
Present value of minimum lease payments...........       $415             $1,003
                                                         ====             ======

     During first quarter 1999, the Company capitalized $652,000 under a master lease equipment (see Note 7) which has been included in net property and equipment at April 3, 1999.

     Future minimum lease payments under all of the Company's operating and capital leases are as follows (in thousands):

                                              AS OF                   AS OF
                                         JANUARY 2, 1999          APRIL 3, 1999
                                       --------------------    --------------------
                                                                   (UNAUDITED)
                                       OPERATING    CAPITAL    OPERATING    CAPITAL
FISCAL                                 ---------    -------    ---------    -------
1999.................................   $11,632      $154      $ 10,026     $  233
2000.................................    12,028       154        13,861        310
2001.................................    12,004       143        13,849        299
2002.................................    11,757        --        13,544        156
2003.................................    11,169        --        12,980        156
2004 and thereafter..................    36,265        --        45,321          6
                                        -------      ----      --------     ------
                                        $94,855      $451      $109,581     $1,160
                                        =======      ====      ========     ======

     From time to time the Company is named as a defendant in legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to currently pending actions of this nature cannot be accurately predicted, in the opinion of the Company, any such liability will not have a material adverse effect on the financial position or results of operations of the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MAY 20, 1999

                          [DAVID'S BRIDAL, INC. LOGO]

                        8,000,000 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                         -----------------------------

                                 DLJdirect INC.

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We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of David's Bridal have not changed since the date hereof.
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Until June 14, 1999 (25 days after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
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